SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

NAUTILUS MARINE ACQUISITION CORP.
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Common Stock, $0.0001
 (Title of Class of Securities)

Y655E101
(CUSIP Number of Class of Securities)

Prokopios (Akis) Tsirigakis
c/o Ellenoff Grossman & Schole LLP
150 East 42nd Street, 11th Floor
New York, New York 10017
Tel: (212) 370-1300

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Barry I. Grossman, Esq.
Lawrence A. Rosenbloom, Esq.
Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, New York 10017
            (212) 370-1300
(212) 370-7889 (fax)

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee**
$41,786,730	$4,788.76

*
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 4,137,300 common stock of Nautilus Marine Acquisition Corp., par value $0.0001, at the tender offer price of $10.10 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,789	Filing Party: Nautilus Marine Acquisition Corp.
Form or Registration No.: Schedule TO-I	Date Filed: December 7, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

Nautilus Marine Acquisition Corp., a Marshall Islands corporation (“Nautilus” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on December 7, 2012 (together with all amendments and supplements thereto, the “Schedule TO”).  The Schedule TO, as further amended by this Amendment No. 3 (“Amendment No.3”), relates to the offer by the Company’s offer to purchase for cash up to 4,137,300 shares of its common stock, par value $0.0001 (“Common Shares”), at a price of $10.10 per share, net to the seller in cash, without interest (the “Purchase Price”) for an aggregate Purchase Price of up to $41,786,730. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated December 7,  2012 (as amended and supplemented, the “Offer to Purchase”), previously filed as Exhibit (a)(1)(A) to the Schedule TO and the Letter of Transmittal (the “Letter of Transmittal”) previously filed as Exhibit (a)(1)(B) to the Schedule TO (which, as amended or supplemented from time to time, together constitute the offer (the “Offer”)).  The Offer, as extended, expires at 5:00 p.m., New York City time, on Thursday, January 31, 2013, unless the Offer is further extended or withdrawn.

This Amendment No. 3 to Schedule TO should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the Securities and Exchange Commission.  Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

This Amendment No. 3 to Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 3 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented and unaffected items and exhibits are not included herein.

Item 1. Summary Term Sheet.

Item 1 is hereby amended and supplemented as follows:

1.           References to “Tuesday, January 22, 2013”, as the Expiration Date are revised to read “Thursday, January 31, 2013” beginning on the cover and throughout the Offer to Purchase.

2.           The question and answer “Who are Assetplus and the Sellers?” on page 5 of the Offer to Purchase is hereby amended and restated as follows:

“Who are Assetplus and the Sellers?

Assetplus is a limited liability company incorporated under the laws of Cyprus. Assetplus (a development stage company) is a holding company and was organized on August 10, 2012 for the purpose of aggregating under one holding company all time charter, vessel acquisition or other contracts awarded to Vega Offshore and the Vessel Owning Subsidiaries and to facilitate implementation of such contracts. Assetplus is the holding company that owns all of the issued and outstanding shares of capital stock of each of Vega Offshore and the Vessel Owning Subsidiaries. All the Subsidiaries were organized under the laws of Norway. Vega Offshore and/or the Vessel Owning Subsidiaries own or are parties to binding agreements to acquire: (i) two PSVs (platform supply vessels) (Vega Crusader and Vega Corona) and (ii) two OSRVs (oil spill response vessels) (Vega Juniz and Vega Emtoli). Further, Assetplus, through Vega Offshore, is a party to six binding time charter agreements with Petrobras for two PSVs and four OSRVs, respectively (collectively, the “Time Charters”). Each Time Charter is for an initial period of four years, plus an option pursuant to which Petrobras may extend the term for additional four years. As is customary for Petrobras long period time charter contracts entered into with non-Brazilian flagged vessels, such as the Time Charters, the Time Charters contain a so-called ‘ANTAQ clause’ (ANTAQ are regulations issued by the Brazilian Water Transportation Authority) providing Petrobras with the right to terminate the Time Charter, upon 45 days notice, after the passage of 365 days, in case the vessel loses its ANTAQ license to operate in Brazilian waters. To the knowledge of Nautilus and Assetplus, this clause has never been invoked against a vessel operating in Brazil. Assetplus, through Vega Offshore and/or the Vessel Owning Subsidiaries, intends to identify and control either through direct purchase or charter an additional two (2) vessels to service the remaining two (2) OSRV Petrobras time charter contracts for which it has not yet secured vessels. In furtherance thereof, Vega Offshore is presently in negotiations for the acquisition of a fifth and sixth vessel, the Vega Jaanca and Vega Inruda, respectively. Under the terms of the OSRV Time Charters for which Assetplus has not yet delivered vessels, as of January 14, 2013, Petrobras has the right to terminate such Time Charters. However, management expects that Petrobras will extend the cancellation date of such Time Charters for an additional period of five months. Vega Offshore expects to receive extensions in the form similar to the non-cancellation letters Petrobras has provided to Vega Offshore for Vega Crusader and Vega Corona. See “Business of Assetplus” and “Management of Assetplus”.

The acquisition of the vessels Vega Crusader, Vega Corona, Vega Juniz, Vega Emtoli by Assetplus, through its wholly owned vessel owning subsidiaries, has already taken place.  The Vega Corona and Vega Crusader have been delivered to Petrobras for their respective employment pursuant to their Time Charters, which commenced on December 28, 2012 and January 7, 2013 respectively.  The Vega Juniz has undergone the modifications required to gain OSRV status and as of the date hereof is en-route towards Brazil where it is expected to commence its employment to Petrobras pursuant to its Time Charter in early February 2013.  The Vega Emtoli is currently undergoing the modifications required to gain OSRV status and will subsequently sail to Brazil where it is expected to commence its employment to Petrobras pursuant to its Time Charter, and is expected to be delivered for employment by the end of February 2013.

The Sellers who ultimately beneficially own all of the issued and outstanding equity shares of Assetplus, and are Vega Resource and Oil and Gas.

Vega Resource is the holding company of the Vega group of companies, which include Vega Offshore Management AS, the commercial manager of the Assetplus fleet. Prior to its acquisition by Assetplus, Vega Offshore was a subsidiary of Vega Resource. Upon consummation of Assetplus’s acquisition of all the equity interests in Vega Offshore and the Vessel Owning Subsidiaries, Assetplus became the parent of each of Vega Offshore and the Vessel Owning Subsidiaries, and indirectly owns Vega Offshore’s contracts, including the Time Charters, and owns or is a party to binding agreements to acquire the Vessel Owning Subsidiaries’ fleet of two PSVs and two OSRVs.

Vega Resource has bid on two additional time charter contracts with Petrobras for two PSVs, and expects such time charters to be awarded in the first quarter of 2013. In connection therewith, Nautilus has entered into an exclusive option agreement with Vega Resource, pursuant to which Nautilus has been granted the exclusive option following the closing of the Acquisition to acquire said time charters from Vega Resource if the same are awarded to Vega Resource (the “Exclusive Option Agreement”). See “Additional Material Related Agreements — Exclusive Option Agreement”.

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3.           The following is added as the fourth bullet point of each of the answer to the question “What is the Structure of the Acquisition and the Acquisition Consideration?” beginning on page 5 of the Offer to Purchase and the description of “Acquisition Consideration” beginning on page 46 of the Offer to Purchase:

“Oil and Gas will receive 500,000 Common Shares (including 100,000 Common Shares that are subject to forfeiture if certain conditions, identical to those of the Insider Shares, related to the price of Nautilus Common Shares are not satisfied), pursuant to either (A) an assignment by the Insiders of 500,000 Insider Shares, or (B) the Insiders forfeiting to Nautilus for cancellation of 500,000 Insider Shares for no consideration, and causing Nautilus to issue 500,000 new Common Shares to Oil and Gas with the same rights and restrictions as the forfeited Insider Shares;”

4.           The following question and (answer thereto) is hereby inserted following the answer to the question “What are the most significant conditions to the Acquisition?” on page 9:

“If we liquidate before the completion of a business transaction and distribute the Trust Account, does Nautilus expect to distribute the net proceeds of its Trust Account to its public shareholders?

Yes, on a pro-rata basis, which amount is currently anticipated to be $10.10 per share.

If we are unable to consummate our initial business transaction, we will be required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to our public shareholders, as part of any liquidation process.  The process of our winding up, liquidation and distribution must comply with the applicable provisions of the Business Corporations Act of the Republic of the Marshall Islands. As such, the per share amount of liquidation distribution may be less than $10.10 due to claims of creditors, and investors may be forced to wait beyond February 14, 2013 before the redemption proceeds of our Trust Account become available to them. We have no obligation to return funds to investors prior to the date of liquidation unless we consummate a business transaction prior thereto and only then in cases where investors have sought to redeem their Common Shares.” See “Business of Nautilus – Redemption of Common Shares and Liquidation If No Initial Business Transaction.”

5.           The following question (and answer thereto) is hereby inserted following the answer to the question “Will there be a single controlling shareholder of Nautilus following the completion of the Acquisition?” on page 9 of the Offer to Purchase:

“How does Nautilus intend to utilize the funds remaining in the Trust Account after the Offer?

Immediately following the completion of the Offer and payment of the aggregate Purchase Price, if any, Nautilus anticipates that, based on the $48,480,000 (excluding interest) currently held in the Trust Account as of the date of this Offer to Purchase, the following amounts would be released from  the Trust Account to Nautilus, assuming (i) no Common Shares are tendered in the Offer, (ii) 2,068,650 Common Shares (50% of the number of Common Shares we have offered to purchase) are tendered in the Offer and (iii) the maximum number of 4,137,300 Common Shares are tendered in the Offer, in each case without giving effect to the payment of any fees or expenses related to the Acquisition:

No tenders	50% tender (2,068,650 shares)	Maximum tender (4,137,300 shares)
$48,480,000	$27,586,635	$ 6,693,270

4

The Company intends, at its discretion and subject to the aggregate Purchase Price paid upon the completion of the Offer, to utilize a portion of the cash released to Nautilus from the Trust Account, if available, to fund all or a portion of: (i) its material cash commitments within its first year of operations, and thereafter, (ii) any additional commitments incurred by the Company following the consummation of the Acquisition.

Following the consummation of the Acquisition, Nautilus anticipates that the maximum aggregate amount of all potential material cash commitments that it would be subject to within its first year of operations to be as set forth below, without giving effect to the repayment of the Standby Facility, as the same will be utilized at the discretion of the Company only if we elect to exercise our right to purchase shares pursuant to the 2% Increase, and is therefore not considered to be a firm commitment:

Material Cash Commitment	Amount
Cash Consideration	$ 7.15 million
Deferred IPO fees	$ 0.58 million
Transaction fees and expenses	$ 2.80 million
Purchase of Put Shares	$ 6.74 million
Purchase of Lock-Up Shares	$ 5.59 million
Total material cash commitments	$ 22.86 million

Although the $22.86 million set forth above reflects the aggregate maximum amount of all potential material cash commitments within our first year of operations, it does not necessarily reflect the actual amount of material cash commitments we may be required to fund (which may less than such amount) or otherwise represent obligations for which the Company will not have available cash to satisfy such obligations.

For example, if we are not required to purchase the Lock-up Shares, our obligation to fund the potential material cash commitments indicated above would be reduced by $5.59 million.   Alternately, even if we are required to purchase all Locked-up Shares, the cash to fund such purchases will be deposited in a separate escrow account upon the closing of this Offer, and therefore no additional funds will need to be raised to satisfy such commitment.

Additionally, if we are not required to purchase the Put Shares, our obligation to fund the potential material cash commitments indicated above would be reduced by $6.74 million.  Alternately, even if we required to purchase the all the Put Shares at $11.35 per share pursuant to the exercise of the Put Option, the Company expects to take advantage of its contractual right to privately place such Put Shares before its obligation to purchase the same is finalized.  The Company would only then be obligated to fund such commitment in the amount of the difference between the value realized from such placement and $11.35 per share.  Assuming the Put Option is exercised, the Company believes that it will be able to place all of the Put Shares at a price of approximately $10.10 per share, based on anticipated market conditions, thereby reducing the material cash commitment related to the purchase of the Put Shares from $6.74 million to $0.7 million.

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Finally, the amount of additional funds required to fund these material cash commitments may be further reduced if we allocate any portion of operating revenues towards such obligations.

In addition to these material cash commitments, and depending on the number of Common Shares tendered in this Offer and amounts released to us from the Trust Account, we may undertake additional cash commitments, at the Company’s sole discretion.  As such, the Company’s potential acquisition of two additional OSVRs to service the Time Charters, the exercise of the Exclusive Option for the acquisition of 2 additional PSVs as well as the utilization and subsequent repayment of the Standby Facility, are all potential events contingent upon the amount of cash released to us from the Trust Account upon completion of the Offer.

Furthermore, if we elect to exercise a 2% Increase, management expects to fund any such purchases exclusively by drawing against the Standby Facility. In such event, we may be required to raise additional funds (either through a public or private offering of our securities) or source additional debt in order to repay any amounts drawn pursuant to the Standby Facility.

Finally, at the time of the Acquisition, we expect Assetplus will retain an aggregate restricted cash balance of at least $2.6 million (as required by the Senior Debt Facility), which will be assumed by Nautilus in accordance with the terms agreed to with the Sellers.”

6.           The following question and (answer thereto) is hereby inserted following the question “Why are we making the Offer” on page 10 of Offer to Purchase:

“What plans or commitments, if any, does Nautilus have with respect to procurement of additional financing in order to meet its post-Acquisition obligations and continue the operations of Assetplus’ business as planned?

If the amount released from the Trust Account to Nautilus following the payment of the aggregate Purchase Price is, together with any net profits we may realize from the operation of our business, less than the amount required by us to satisfy our material cash commitments, we may require additional financing to continue the operations of the Assetplus business as planned during our first year of operations.   In addition, to the extent we seek to acquire additional vessels in the future or otherwise grow or expand our operations, and do not then have sufficient funds available to consummate such goals, our management and board of directors would consider the facts and circumstances of each such project on a case-by-case basis before determining the need to obtain any additional financing. Such additional financing may not be available, and if at all available, may not be on terms and conditions acceptable to us. Accordingly, we may be unable to expand our fleet or operations without securing such additional financing.

7.           The following is added as the fourth sentence of the answer to the Question “Has Nautilus or its Board of Directors adopted a position on the Offer?” on page 11 of the Offer to Purchase:

“We have not obtained an opinion regarding the fairness to our shareholders of the Acquisition Consideration.  As a result, our shareholders will not have the benefit of the opinion of an independent third party nor will they be provided with a related financial analyses in support of the Acquisition Consideration.” See “Risk Factors – Risks Related to the Transaction.”

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8.           Each of the third bullet point of the answer to the question “What interests do Nautilus’s directors and officers and others have in the Transaction” on page 14 of the Offer to Purchase and third bullet point under the subheading “Certain Benefits of Nautilus’s Directors and Officers and Others in the Transaction” on page 52 of the Offer to Purchase is amended and restated as follows:

“Messrs. Tsirigakis and Syllantavos will maintain their roles as executive officers and directors of Nautilus following the consummation of the Transaction, at which time the separate consultancy agreements that Nautilus entered into with companies owned and controlled by Messrs. Tsirigakis and Syllantavos, respectively, will become effective.”

9.          The following is added as the last sentence to the question “What interests do Nautilus’s directors and officers and others have in the Transaction?” on page 14 of the Offer to Purchase, and the second to last sentence to the Risk Factor “Directors of Nautilus have potential conflicts of interest in structuring and negotiating the Transaction and approval of the other transactions described in this Offer to Purchase.” on page 35 of the Offer to Purchase:

“Additionally, upon consummation of the Transaction, Seaborne Capital Advisors Ltd. (“Seaborne”) will be entitled to payment of fees in cash associated with financial advisory services related to the Transaction in the event the Acquisition occurs.  Mr. Argyropoulos, one of the post-Transaction directors of Nautilus, is also party to a consultancy agreement pursuant to which he serves as a managing director of Seaborne.”

Item 4.  Terms of the Transaction

(a)          Material Terms

Item 4(a) is hereby amended and supplemented as follows:

1.           The first sentence of the last paragraph on page 16 is hereby amended and restated as follows:

“You should carefully consider these risks, in addition to the risks factors set forth in the section titled “Risk Factors” and other information in this Offer to Purchase prior to determining whether to sell or retain your Common Shares.”

2.          The following is inserted immediately subsequent to the first sentence of the tenth paragraph on page 51 of the Offer to Purchase in the section “Transaction – Background of the Transaction”:

“The Company’s management presented its board with data compiled by the Company’s financial advisors consisting solely of economic data and the trading metrics and parameters of comparable public companies operating in the offshore sector, each as derived from publicly available data.  The board was also presented by management with certain financial analyst research reports of public companies operating in the offshore sector.  After reviewing such research reports and the associated valuation methodologies, the board concluded that the most appropriate valuation metric to consider on which to base its decision was the ratio of enterprise value (EV) to earnings before interest tax, depreciation and amortization (EBITDA).  Further, the board received management’s calculation of the expected EBITDA for a typical operating quarter and thereby the expected annualized EBITDA, which was based on certain assumptions of customary metrics for Assetplus including: (i) the operating expenses as quoted by Thome, the third party technical managers for the Assetplus vessels, (ii) the number of operating days, (iii) the vessel utilization assumptions, (iv) the expected off-hire and (v) the drydocking durations.  The board questioned and considered the appropriateness of management’s assumptions and received comfort on management’s determination of the expected annualized EBITDA.

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The board noted that the total acquisition price of Assetplus was estimated to be below 4.5 times the expected annualized EBITDA based on the information then available to them, and subject to the accuracy of the underlying assumptions.  It further noted that the average EV/EBITDA ratio of the comparable public companies was 7.3 times.  The board noted that even allowing for error in any of the assumptions the acquisition of Assetplus occurs at significant discount and that there was sufficient valuation room, or arbitrage, as compared with the publicly traded comparables.”

3.           The section “Anticipated Accounting Treatment” on page 53 of the Offer to Purchase is hereby amended and restated as follows:

“The Acquisition will be accounted for using acquisition method of accounting for the transaction under Accounting Standards Codification (“ASC”) 805, Business Combinations. Under the acquisition method of accounting, the total purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed in connection with the purchase, based on their estimated fair values as of the effective date of the purchase. The preliminary allocation of the purchase price was based upon management’s preliminary valuation of tangible and intangible assets acquired and liabilities assumed and such estimates and assumptions are subject to further adjustments as additional information becomes available and as additional analyses are performed.”

Item 8. Interest in Securities of the Subject Company.

(a)         Securities ownership.

Item 8(a) is hereby amended and supplemented as follows:

1.           The following is hereby inserted as a new section immediately preceding the Section “The Transaction” on page 46 of the Offer to Purchase:

“CAPITALIZATION

The table below sets forth our capitalization as of July 31, 2012 on (1) a historical basis, (2) a pro forma basis reflecting adjustments related to the consummation of the tender offer, assuming two scenarios: a) the maximum allowable redemption Common Shares and b) no tender of Common Shares and (3) an adjusted pro forma basis giving effect to the tender offer and the Acquisition as if it was consummated on July 31, 2012. The “Pro Forma Consolidated As adjusted” column reflects the additional debt that has been incurred by Assetplus as of the date of this Offer to Purchase as well as the assumption of the debt by Nautilus and the issuance of the put shares to Mezzanine Financing and includes, in the accumulated deficit, non-recurring costs related to the transaction in accordance with Article 11 of Regulation S-X, which are estimated to be $2,975,567 and include $141,567 representing , the fair value of the Put Right on the 542,700 shares subject to the Lock-Up Option Agreements with certain Restricted Investors, as the issuance of the Put Right is directly attributable to the Acquisition . Changes in the assumptions used in the unaudited pro forma data could result in an increase or decrease of the pro forma shareholders’ equity and total capitalization.

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	As of July 31, 2012 (in USD, except for the number of shares)

CAPITALIZATION TABLE ASSUMING NO TENDER OF COMMON SHARES

	Nautilus Actual	Pro Forma Consolidated Assuming No Tender of Common Shares	Pro Forma Consolidated As adjusted
Total debt including current portion (1)	-	-	44,550,000

Common stock subject to possible redemption, 4,257,425 shares at redemption value "Actual", 594,059 shares at fair value "As adjusted" (2)	43,015,625	-	7,126,051

Preferred Stock, $0.0001 par value; 10,000,000 shares authorized; no shares issued and outstanding "Actual" and "As adjusted"	-	-	-

Common Stock, $0.0001 par value; 200,000,000 shares authorized, 6,000,000 shares issued and outstanding ( 4,257,425 shares subject to possible redemption) "Actual" and 7,722,773 shares (3) issued and outstanding (excluding 594,059 shares subject to possible redemption) "As adjusted"	600	600	772

Additional paid-in capital	5,230,546	48,246,171	65,646,006

Accumulated deficit	(369,581)	(369,581)	(3,345,148)

Total Shareholders’ Equity	4,861,565	47,877,190	62,301,630

Total Capitalization	47,877,190	47,877,190	113,977,681

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	As of July 31, 2012 (in USD except for the number of shares)

CAPITALIZATION TABLE ASSUMING MAXIMUM ALLOWABLE TENDER OF COMMON SHARES

	Nautilus Actual	Pro Forma Consolidated Assuming Maximum Tender of Common Shares	Pro forma Consolidated As adjusted

Total debt including current portion (1)	-	-	44,550,000

Common stock subject to possible redemption, 4,257,425 shares at redemption value "Actual", 594,059 shares at fair value (2) "As adjusted"	43,015,625	-	7,126,051
			-
Preferred Stock, $0.0001 par value; 10,000,000 shares authorized; no shares issued and outstanding "Actual" and "As adjusted"	-	-	-

Common Stock, $0.0001 par value; 200,000,000 shares authorized, 6,000,000 shares issued and outstanding ( 4,257,425 shares subject to possible redemption) "Actual" and 3,585,473 shares (4) issued and outstanding (excluding 594,059 shares subject to possible redemption) "As adjusted"	600	186	358

Additional paid-in capital	5,230,546	6,459,855	23,859,690

Accumulated deficit	(369,581)	(369,581)	(3,345,148)

Total Shareholders’ Equity	4,861,565	6,090,460	20,514,900

Total Capitalization	47,877,190	6,090,460	72,190,951

(1)
It represents $30,550,000 and $14,000,000 drawn down by Assetplus as of the date of this Offer to Purchase under the Senior Debt Facility and the Mezzanine Facility, respectively. Nautilus will assume upon the Closing the obligation to repay the outstanding indebtedness of Assetplus and its subsidiaries, the aggregate amount of which shall not exceed an amount of principal equal to $52,220,000 less partial repayment of Mezzanine Facility by the Sellers upon the consummation of the Acquisition in accordance with the terms of the Share Purchase Agreement of $2,800,000.

(2)
It represents the 594,059 Put Shares to Mezzanine Financing in full satisfaction of (i) the $5,000,000 in loan proceeds drawn down by Assetplus  (the “Working Capital Facility”), and (ii) all interest and original issue discount (“OID”) amounts on such loan. The fair value of the Put Shares has been determined to be $7,126,051.

(3)	It represents the total of the 6,000,000 Common Shares, assuming no tender of Common Shares and 1,722,773 newly issued Common Shares as part of the Acquisition Consideration.
(4)	It represents the total of the 6,000,000 Common Shares, assuming maximum tender of 4,137,300 Common Shares and 1,722,773 newly issued Common Shares as part of the Acquisition Consideration.”

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Item 10. Financial Statements.

(a)         Financial Information.

Item 10(a) is hereby amended and supplemented as follows:

1.           The column of selected historical financial information for the period November 1, 2010 (date of inception) to October 31, 2011 on page 42 of the Offer to Purchase is hereby amended to remove the “unaudited” reference. In addition, the financial information as of and for the nine month period ended July 31, 2012 on page 42 of the Offer to Purchase is hereby amended to reflect the same as “unaudited.”

2.           The “Comparative Share Information” section beginning on page 44 of the Offer to Purchase is hereby amended and restated as follows:

“COMPARATIVE SHARE INFORMATION

The following table sets forth selected historical equity ownership information for Nautilus and Assetplus and unaudited condensed consolidated pro forma per share ownership information after giving effect to the Acquisition, assuming (a) the issuance of 1,722,773 Common Shares as Equity Consideration, (b) the payment of $7,150,000 for the Acquisitions’ Cash Payment, (c) the payment of $2,975,567 with respect to certain transaction costs (d) the issuance of 594,059 Put Shares to Mezzanine Financing in full satisfaction of (i) the loan proceeds drawn down by Assetplus with respect to the Working Capital Facility, and (ii) all interest and original issue discount (“OID”) amounts on such loan, and with respect to the number of outstanding Common Shares, the following:

●	Assuming No Tender of Common Shares: This presentation assumes that no Nautilus shareholders validly tender their Common Shares pursuant to the Offer.

●
Assuming Maximum Allowable Tender of Common Shares: This presentation assumes that 4,137,300 Common Shares are validly tendered and not properly withdrawn, and that Nautilus purchases such shares at a price of $10.10 per Common Share pursuant to the Offer.

●	Assuming a tender of half of the maximum allowable number of Common Shares: This presentation assumes that 2,068,650 Common Shares are validly tendered and not properly withdrawn, and that Nautilus purchases such shares at a price of $10.10 per Common Share pursuant to the Offer.

Nautilus is providing this information to aid you in your analysis of the financial aspects of the Acquisition. The historical information should be read in conjunction with “Selected Historical Financial Information” included elsewhere in this Offer to Purchase, the historical financial statements of Nautilus and the related notes thereto and the historical financial statements of Assetplus and the related notes thereto, each included elsewhere in this Offer to Purchase. The unaudited condensed consolidated pro forma per share information is derived from, and should be read in conjunction with, the unaudited condensed consolidated pro forma financial statements and related notes included elsewhere in this Offer to Purchase.

On December 5, 2012, Nautilus, Assetplus, and the Sellers, entered into the Share Purchase Agreement, pursuant to which Nautilus will acquire all of the issued and outstanding equity shares of Assetplus in exchange for consideration in the form of cash and newly issued Common Shares of Nautilus. Upon consummation of the Acquisition, Assetplus will become a wholly owned subsidiary of Nautilus. Assetplus currently directly owns all of the issued and outstanding shares of capital stock of four special purpose vehicle companies, referred to herein as the Vessel Owning Subsidiaries, as well as Vega Offshore. The Acquisition will provide Nautilus with indirect ownership of the assets of Vega Offshore and the Vessel Owning Subsidiaries, which include two PSVs and two OSRVs.

11

The unaudited condensed consolidated pro forma per share information herein include adjustments having a continuing impact on the consolidated company as a result of the Acquisition transaction. Under the acquisition method of accounting, the total purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed in connection with the purchase, based on their estimated fair values as of the effective date of the purchase. The preliminary allocation of the purchase price was based upon management’s preliminary valuation of tangible and intangible assets acquired and liabilities assumed and such estimates and assumptions are subject to further adjustments as additional information becomes available and as additional analyses are performed. See “The Transaction — Anticipated Accounting Treatment” for more information.

	Assetplus Historical (1)	Nautilus Historical (2) (4)	Consolidated pro forma assuming no tender of Common Shares subject to redemption (5)	Consolidated pro forma assuming tender of half of allowable number of Common Shares subject to redemption (6)	Consolidated pro forma assuming maximum allowable tender of Common Shares subject to redemption (7)

Book value per share at July 31, 2012 (3)(12)	$1,067.67	$7.98	$8.35	$7.77	$6.61
Basic earnings (loss) per share 9 months ended July 31, 2012 (13)		$(0.05)	$(0.74)	$(0.98)	$(1.46)
Diluted earnings (loss) per share 9 months ended July 31, 2012 (13)		$(0.05)	$(0.74)	$(0.98)	$(1.46)

	Assetplus Historical	Nautilus Historical (8)	Consolidated pro forma assuming no tender of Common Shares subject to redemption (9)	Consolidated pro forma assuming tender of half of allowable number of Common Shares subject to redemption (10)	Consolidated pro forma assuming maximum allowable tender of Common Shares subject to redemption (11)

Basic earnings (loss) per share 12 months ended October 31, 2011 (13)		$(0.03)	$(1.98)	$(2.26)	$(2.63)
Diluted earnings (loss) per share 12 months ended October 31, 2011 (13)		$(0.03)	$(1.98)	$(2.26)	$(2.63)

(1)	As of September 30, 2012, Assetplus had 10,000 outstanding shares of common stock that were used to calculate the book value per share as of September 30, 2012.
(2)
The book value per share of Nautilus is computed by dividing the sum of total shareholders’ equity plus Common Shares subject to possible redemption by the 6,000,000 Common Shares (which includes 4,257,425 Common Shares subject to possible redemption and 1,200,000 Common Shares currently held by our Sponsor) outstanding at the balance sheet date. The calculation is made  as of July 31, 2012.

12

(3)
The pro forma book value per share assuming no tender of Common Shares is computed by dividing the sum of total shareholders’ equity amounting to $62,301,630, and the common stock subject to redemption amounting to $7,126,051, as both presented in the Unaudited Condensed Consolidated Pro Forma Balance Sheet, by the Common Shares assumed to be outstanding after the Acquisition, totaling 8,316,832 being the sum of (i)  6,000,000 Common Shares currently outstanding (ii) 1,722,773 newly issuable Common Shares representing the Equity Consideration and (iii) the 594,059 Put Shares. The pro forma book value per share assuming tender of half of allowable number of  Common Shares subject to redemption is computed by dividing the sum of total shareholders’ equity amounting to $41,408,265 and the common stock subject to redemption amounting to $7,126,051, as both presented in Footnote#17 under Note #4 “Unaudited Condensed Consolidated Pro Forma Balance Sheet Adjustments” to the Unaudited Condensed Consolidated Pro Forma Balance Sheet by the Common Shares assumed to be outstanding after the Acquisition, totaling 6,248,182 being the sum of (i) 2,068,650 representing half of the Common Shares subject to redemption which are not tendered (ii) 1,722,773 newly issuable Common Shares representing the Equity Consideration and (iii) the 594,059 Put Shares (iv) 1,862,700 Common Shares of Nautilus not subject to redemption. The pro forma book value per share assuming maximum allowable tender of Common Shares is computed by dividing the sum of total shareholders’ equity amounting to $20,514,900, including the common stock subject to redemption amounting to $7,126,051, as both presented in the Unaudited Condensed Consolidated Pro Forma Balance Sheet by the Common Shares assumed to be outstanding after the Acquisition totaling 4,179,532 being the sum of (i) 1,862,700 Common Shares not subject to redemption (ii) 1,722,773 newly issuable Common Shares representing the Equity Consideration and (iii)  the 594,059 Put Shares.

(4)
The basic and diluted earnings (loss) per share presented in the historical financial statements of Nautilus for the nine month period ended July 31, 2012 is computed by dividing the loss for the period amounting $280,868 by  a weighted average of 6,000,000 shares.

(5)
The pro forma basic and diluted earnings (loss) per share assuming no tender of Common Shares for the nine month period ended July 31, 2012 is computed by dividing the pro forma loss for the period amounting $6,121,150, as presented in the pro forma statements of operations, by the following weighted average shares:  (i) 6,000,000 Common Shares of Nautilus (ii) 1,722,773 newly issuable Common Shares representing the Equity Consideration and (iii) the 594,059 Put Shares.

(6)
The pro forma basic and diluted earnings (loss) per share assuming tender of half of allowable number of  Common Shares subject to redemption for the nine month period ended July 31, 2012 is computed by dividing the pro forma loss for the period amounting $6,121,150, as presented in the pro forma statements of operations, by the following weighted average shares:  (i) 2,068,650 representing half of the Common Shares subject to redemption which are not tendered (ii) 1,722,773 newly issuable Common Shares representing the Equity Consideration and (iii) the 594,059 Put Shares (iv) 1,862,700 Common Shares of Nautilus not subject to redemption.

(7)
The pro forma basic and diluted earnings (loss) per share assuming maximum allowable tender of Common Shares for the nine month period ended July 31, 2012 is computed by dividing the loss for the period amounting $6,121,150, as presented in the pro forma statements of operations, by the following weighted average shares:  (i) 1,862,700 Common Shares not subject to redemption (ii) 1,722,773 newly issuable Common Shares representing the Equity Consideration and (iii)  the 594,059 Put Shares.

(8)
The basic and diluted earnings (loss) per share presented in the historical financial statements of Nautilus for the twelve month period ended October 31, 2011 is computed by dividing the  loss for the period amounting $88,713 by  a weighted average of 2,700,165 shares.

(9)
The pro forma basic earnings (loss) per share assuming no tender of Common Shares for the twelve month period ended October 31, 2011 is computed by dividing the pro forma loss for the period amounting $9,941,852, as presented in the pro forma statements of operations, by the following weighted average shares:  (i) 2,700,165 Common Shares of Nautilus (ii) 1,722,773 newly issuable Common Shares representing the Equity Consideration and (iii) the 594,059 Put Shares.

(10)
The pro forma basic earnings (loss) per share assuming tender of half of allowable number of  Common Shares subject to redemption  for the twelve month period ended October 31, 2011 is computed by dividing the pro forma loss for the period amounting $9,941,852, as presented in the pro forma statements of operations, by the following weighted average shares:  (i) 2,077,800 Common Shares of Nautilus (ii) 1,722,773 newly issuable Common Shares representing the Equity Consideration and (iii) the 594,059 Put Shares.

(11)
The pro forma basic earnings (loss) per share assuming maximum allowable tender of Common Shares  for the twelve month period ended October 31, 2011 is computed by dividing the pro forma loss for the period amounting $9,941,852, as presented in the pro forma statements of operations, by the following weighted average shares:  (i) 1,460,039 Common Shares of Nautilus (ii) 1,722,773 newly issuable Common Shares representing the Equity Consideration and (iii) the 594,059 Put Shares.

(12)	The pro forma book value per share calculation assumes that the Acquisition transaction occurred as of July 31, 2012, the latest balance sheet date of Nautilus.

(13)	The pro forma basic and diluted earnings (loss) per share calculation assumes that the Acquisition transaction occurred as of November 1, 2010. ”

13

3.           The following is inserted as the last sentence of the first paragraph in Footnote 3 on page F-11 under the heading “Public Offering”:

“The Company has evaluated the accounting treatment of the investor warrants and the underwriter warrants and the warrants attached to the Units. The term of the warrants satisfy the applicable requirements of FASB ASC 815-10-15, which provides guidance on identifying contracts that should not be accounted for as derivative instruments and FASB ASC 815-40-15. Accordingly, the Company intends to classify the warrants as additional paid-in capital.

The valuation of the warrants was based on comparable initial public offerings by previous blank check companies. The initial investors have agreed that the warrants purchased will not be sold or transferred until 30 days following consummation of a Business Combination, subject to certain limited exceptions. If the Company does not complete a Business Combination, then the proceeds will be part of the liquidating distribution to the public shareholders and the warrants issued to the initial investors will expire worthless. The Company classifies the private placement warrants within permanent equity as additional paid-in capital in accordance with ASC 815-40-25-13.”

4.           The Balance Sheets, Statements of Operation and Statement of Changes in Shareholders’ Equity of the Company on page F-15, F-16, and F-17 are hereby deleted and replaced with the following:

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
Balance Sheets
(In United States Dollars)

	July 31, 2012	October 31, 2011
ASSETS
Current Assets:
Cash	$118,538	$290,364
Prepaid expenses	22,130	—
Restricted cash held in trust	48,497,625	48,485,877
Total Assets	$48,638,293	$48,776,241

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Deferred underwriting compensation	$480,000	$480,000
Accounts payable	41,923	32,543
Due to related parties	139,180	19,180
Accrued legal fees	100,000	100,000
Total Liabilities	761,103	631,723

Common stock subject to possible redemption, 4,257,425 shares (at Redemption Value)	43,015,625	43,005,205

Shareholders’ Equity:
Preferred Stock, $0.0001 par value; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common Stock, $0.0001 par value; 200,000,000 shares authorized, 1,742,575 shares issued and outstanding (4,257,425 shares subject to possible redemption)	600	600
Additional paid-in capital	5,230,546	5,227,426
Deficit accumulated during development stage	(369,581)	(88,713)
Total Shareholders’ Equity, Net	4,861,565	5,139,313
Total Liabilities and Shareholders’ Equity	$48,638,293	$48,776,241

14

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
Statements of Operations
(In United States Dollars)

	3 months ended July 31, 2012	3 months ended July 31, 2011	9 months ended July 31, 2012	9 months ended July 31, 2011	Period from November 1, 2010 (Inception) through July 31, 2012
Revenues:	$—	$—	$—	$—	$—
Expenses:
Formation and Operating costs	100,905	10,422	327,812	19,231	422,402

Loss from operations	(100,905)	(10,422)	(327,812)	(19,231)	(422,402)

Miscellaneous Income/(Expense)	16,291	(2,652)	46,944	(2,652)	52,821

Net Loss	$(84,614)	$(13,074)	$(280,868)	$(21,883)	$(369,581)

Weighted average shares outstanding	6,000,000	1,953,913	6,000,000	1,574,118
Basic and diluted net loss per share	$(0.01)	$(0.01)	$(0.05)	$(0.01)

15

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
Statement of Changes in Shareholders’ Equity
(In United States Dollars)

	Shares	Amount	Additional Paid-in Capital	Deficit Accumulated during the Development Stage	Shareholder’s Equity
Balance at November 1, 2010	—	$—	$—	$—	$—
Shares of common stock issued at $0.01449 per share	1,380,000	138	24,862	—	25,000
Sale on July 14, 2011 of 4,800,000 units at $10 per unit, (including 4,257,425 shares subject to possible redemption)	4,800,000	480	47,999,520	—	48,000,000
Underwriters’ discount and offering expenses	—	—	(2,122,769)	—	(2,122,769)
Sale on July 14, 2011 of 3,108,000 private placement warrants to the Sponsor at $0.75 per warrant	—	—	2,331,000	—	2,331,000
Forfeiture of Common stock due to non-exercise of the over-allotment option	(180,000)	(18)	18	—	—
Proceeds subject to possible redemption of 4,257,425 shares of common stock at redemption value	—	—	(43,005,205)	—	(43,005,205)
Net loss attributable to common shareholders not subject to possible redemption	—	—	—	(88,713)	(88,713)
Balance at October 31, 2011	6,000,000	$600	$5,227,426	$(88,713)	$5,139,313
Adjustment to the proceeds subject to possible redemption of 4,257,425 shares of common stock at redemption value	—	—	(10,420)	—	(10,420)
Offering expenses refund	—	—	13,540	—	13,540
Net loss attributable to common shareholders not subject to possible redemption	—	—	—	(280,868)	(280,868)
Balance at July 31, 2012	6,000,000	$600	$5,230,546	(369,581)	$4,861,565

5.           The paragraph in Footnote 10 under the heading “Subsequent Events” on page F-14 is hereby deleted and replaced with the following:

“On November 12, 2012, the Company entered into Lock-Up Option Agreements with certain investors (the “Restricted Investors”) for an aggregate of 542,700 Locked-up Shares. Pursuant to the Lock-Up Option Agreement, each Restricted Investor has agreed not to tender its respective Locked-up Shares in the Offer. In addition, during the Lock-up Period, which commenced on November 12, 2012 and will terminate on the 11th business day following the expiration date of the Tender Offer, each Restricted Investor is also prohibited from selling, transferring or otherwise disposing of the Lock-up Shares during the Lock-up Period. Also, pursuant to the Lock-Up Option Agreement, the Company granted a Put Right to each Restricted Investor, exercisable commencing on the expiration of the Lock-up Period and terminating on the second business day thereafter, pursuant to which each Locked-up Share may be put back to the Company at $10.30 per share, at the option of the Restricted Investor. The Company would then be required to purchase for $10.30 per share each Locked-up Share as to which a Restricted Investor validly exercises the Put Right on the second business day following the valid exercise of the Put Right. The obligations of each Restricted Investor and Nautilus under the Lock-Up Option Agreements are irrevocable and binding; however the exercise of the Put Right and closing of the purchase of Lock-up Shares from the Restricted Investors is subject to the consummation of the Offer.

Each Restricted Investor has also agreed that during the Lock-up Period, it shall be prohibited from directly or indirectly purchasing, offering to purchase, promising to purchase or entering into any agreement or contract to purchase any Common Shares.

Nautilus has accounted for the transaction in financial statements subsequent to the July 31, 2012 financial statements as a derivative transaction in accordance with FASB ASC 815-10-15.”

6.           The financial statements of Assetplus beginning on page F-28 of the Offer to Purchase are replaced in its entirety as follows:

16

ASSETPLUS LIMITED
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
(A DEVELOPMENT STAGE COMPANY)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Assetplus Limited
Nicosia, Cyprus

We have audited the accompanying balance sheet of Assetplus Limited and subsidiaries (a development stage company) (the "Company") as of September 30, 2012, and the related consolidated statement of operations, changes in shareholders’ equity, and cash flows for the period  August 10, 2012 (date of incorporation) to September 30, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2012, and the results of its operations and its cash flows for the period August 10, 2012 (date of incorporation) to September 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece

November 21, 2012, except for Notes 4, 9 and 11, as to which the date is January 22, 2013.

ASSETPLUS LIMITED
(A Development Stage Company)
CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2012
(Expressed in United States Dollars)

	Notes	As of September 30, 2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents		-
Prepaid expenses		16,005
Inventories		260,857
TOTAL CURRENT ASSETS		276,862

NON-CURRENT ASSETS
Intangible assets	7	4,982,640
Advances for vessel acquisitions	4	15,615,000
Leasehold improvements	4	2,414,299
TOTAL NON-CURRENT ASSETS		23,011,939

Deferred finance costs	6	1,003,000
TOTAL ASSETS		24,291,801

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable	4	6,026,456
Accrued liabilities	5	1,270,676
Due to related party	3	90,000
TOTAL CURRENT LIABILITIES		7,387,132
NON-CURRENT LIABILITIES
Other non –current liabilities	7	6,227,906
TOTAL LIABILITIES		13,615,038

COMMITMENTS AND CONTINGENCIES	9	-

SHAREHOLDERS’ EQUITY
Share capital (Common stock, $0.0013 par value, 10,000 shares authorized, 10,000 shares issued and outstanding)	8	12,850
Additional paid-in capital	8	12,384,238
Deficit accumulated during development stage		(1,720,325)
TOTAL SHAREHOLDERS’ EQUITY		10,676,763
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		24,291,801

The accompanying notes are an integral part of these consolidated financial statements.

ASSETPLUS LIMITED
(A Development Stage Company)
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD FROM AUGUST 10, 2012 (DATE OF INCORPORATION)
TO SEPTEMBER 30, 2012
(Expressed in United States Dollars)

	Notes	Period from August 10, 2012 (date of incorporation) to September 30, 2012

Revenue		-

Costs and Expenses:
Formation and administrative costs		(180,059)
Management fees - related party	3	(180,000)
Operating loss		(360,059)
Other Expenses:
Finance costs		(115,000)
Other non - operating loss	7	(1,245,266)
Net loss		(1,720,325)
Other comprehensive income		-
Net loss and total comprehensive loss		(1,720,325)

The accompanying notes are an integral part of these consolidated financial statements.

ASSETPLUS LIMITED
(A Development Stage Company)
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE PERIOD FROM AUGUST 10, 2012 (DATE OF INCORPORATION)
TO SEPTEMBER 30, 2012
(Expressed in United States Dollars)

	Share Capital	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total Shareholders' Equity

Balance August 10, 2012 (date of incorporation)	-	-	-	-
Issuance of 10,000 shares of common stock on August 10, 2012 at $1.285 per share	12,850	-	-	12,850
Contribution from shareholders	-	12,384,238	-	12,384,238
Net loss	-	-	(1,720,325)	(1,720,325)
Balance September 30, 2012	12,850	12,384,238	(1,720,325)	10,676,763

The accompanying notes are an integral part of these consolidated financial statements.

ASSETPLUS LIMITED.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM AUGUST 10, 2012 (DATE OF INCORPORATION)
TO SEPTEMBER 30, 2012
(Expressed in United States Dollars)

Period from August 10, 2012 (date of incorporation) to September 30, 2012

Cash flows from operating activities
Net loss	(1,720,325)
Adjustments to reconcile net loss to net cash used in operating activities:
Other non-operating loss	1,245,266
Increase in prepaid expenses	(16,005)
Increase in inventories	(260,857)
Increase in trade accounts payable	298,078
Increase in due to related party	90,000
Net cash used in operating activities	(363,843)

Cash flows from investing activities
Advances for vessel acquisitions	(8,000,000)
Leasehold improvements paid	(1,527,245)
Net cash used in investing activities	(9,527,245)

Cash flows from financing activities
Issuance of common stock	12,850
Contribution from shareholders	9,878,238
Net cash provided by financing activities	9,891,088
Net change in cash and cash equivalents	-
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	-

Supplemental cash flow information
Non-cash investing and financing activities:
Advances paid to the Seller by the Non-controlling Shareholder for the acquisition of the two PSVs prior to the incorporation of the Company	2,410,000
Advances for vessel acquisitions included under trade accounts payable	5,205,000
Leasehold improvements paid by the Non-controlling Shareholder prior to the incorporation of the Company	96,000
Leasehold improvements included under trade accounts payable and accrued liabilities	791,054
Deferred financing charges included under accrued liabilities	1,003,000
Incentive rights awarded for the contribution of intangible assets	4,982,640

The accompanying notes are an integral part of these consolidated financial statements.

ASSETPLUS LIMITED
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

1.	Description of Business and General Information

Assetplus Limited referred to herein as “the Company” was incorporated on August 10, 2012 under the laws of the Republic of Cyprus.  As per the shareholders agreement dated August 10, 2012 (the “Shareholders Agreement”), as amended and supplemented by an agreement dated September 18, 2012, Oil and Gas Ships Investor Limited, (the “Controlling Shareholder”) and Vega Resource Group A.S. (the “Non-controlling  Shareholder”) formed this Company.

The Company will provide, through its subsidiaries and offshore service vessels and marine support services to the global offshore energy industry through the operation of a diversified fleet of offshore marine service vessels. The Company’s revenues, net income and cash flows from operations will be dependent upon the activity level of the vessel fleet.  The level of the Company’s business activity will be driven by the level of drilling and exploration activity by the Company’s customers.  The customers’ activity is dependent on crude oil and natural gas prices, which fluctuate depending on respective levels of supply and demand for crude oil and natural gas.

The consolidated financial statements of the Company include the following subsidiaries

Subsidiary	Country of Incorporation	Vessel name	Year Built	Acquisition date	DWT (1)	Type of vessel

Vessel-owning companies:
Vega Corona A.S.	Norway	Vega Corona	2012	(2)	1,393	PSV
Vega Crusader A.S.	Norway	Vega Crusader	2012	(2)	1,393	PSV
Vega Juniz A.S.	Norway	Vega Juniz	2012	(2)	1,393	OSRV

Other:
Vega Offshore A.S.	Norway	-	-	-	-	-

(1)
Deadweight Ton (“DWT”). A unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kilograms. A vessel’s DWT is the total weight the vessel can carry when loaded to a particular load line.

(2)
The Company has entered into a bareboat agreement with Nam Cheong International Ltd. for a maximum period of twelve months.  The Company is obliged to acquire the vessel prior to the expiration of this period.

The Company, through Vega Corona A.S., Vega Crusader A.S. (collectively the “PSV owners”) and Vega Offshore A.S., has entered into three Memorandums of Agreements (“MOAs”) with Nam Cheong International Ltd. (the “Seller”), a third party, for the acquisition of two Platform Supply Vessels (“PSVs”) and an Oil Spill Response Vessel (“OSRV”).  The two PSVs were delivered to the Company under a bareboat agreement with the Seller prior to September 30, 2012 and the OSRV commenced a bareboat agreement with the Seller following its delivery to the Company in November 6, 2012 (Note 4).

Furthermore, in accordance with the Shareholders Agreement, the Non-controlling Shareholder is obliged to novate to the Company, three additional MOAs signed with the Seller for the acquisition of three OSRVs at an agreed price of $16,600,000 each, which also includes the estimated cost of the installation of the oil spill response equipment. The acquisition of these three vessels is at the discretion of the Company.

The Company’s subsidiaries, Vega Corona A.S. and Vega Crusader A.S. have been nominated as the registered owners of the two PSVs whereas Vega Juniz A.S. (the “OSRV owner”) is the registered owner of the OSRV.

ASSETPLUS LIMITED
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

1.             Description of Business and General Information - Continued

The Company, through Vega Offshore A.S., has entered into six charter parties with Petroleo Brasilero S.A. –Petrobras (the “Charterer”), a third party. The charter parties for the two PSVs, Vega Corona and Vega Crusader relate to a time charter for a fixed period of four years and an optional period of four years at a daily time charter rate of $20,950 and $21,950, respectively, whereas each of the remaining four charter parties relate to the time charter of an OSRV for a fixed period of four years (the “Lease Term”) and an optional period of four years at a daily time charter rate of $26,200.  Under the terms of the charter parties, the Charterer has the option of early termination after the passage of 365 days by first providing a forty five days’ notice. Each of the OSRV charter parties provide for a mobilization fee of $1,965,000 payable by the Charterer to the Company two months after the commencement of the charter parties. The charter parties of the two PSVs and the first OSRV are to be novated to the PSV owners and the OSRV owner, respectively.

2.	Significant Accounting Policies:

a)
Basis of Presentation and Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the subsidiaries disclosed in Note 1.  All intercompany balances and transactions have been eliminated in consolidation.

b)
Development Stage Company: The Company complies with the reporting requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 915, “Development Stage Entities.” As of September 30, 2012, the Company had not commenced operations or generated revenue. All activities from the Company’s incorporation through September 30, 2012 relate to the Company’s formation, the identification of potential target assets and the improvement and modification of the existing ones.

c)
Use of Estimates: The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates have been made by management, including the fair value of the Incentive Rights award to the Controlling Shareholder and the Non-controlling Shareholder, the recoverability of deferred finance costs and certain accrued liabilities. Actual results could differ from those estimates.

d)	Comprehensive Income: The Company has no other comprehensive income and accordingly comprehensive loss equals net loss.

e)
Foreign Currency Translation: The functional and reporting currency of the Company and its subsidiaries is the United States Dollar (“U.S. Dollar”).  Transactions incurred in other currencies during the year are translated into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period end exchange rates. Any resulting gains or losses are reflected separately in the accompanying consolidated statements of operations in the period in which they arise.

f)
Cash and Cash Equivalents: The Company considers highly-liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less at the time of issuance to be cash equivalents.

g)
Inventories: Inventories, which comprise of bunkers on board the vessels, are stated at the lower of  cost or market and are charged to operating expenses as consumed  determined on the first-in, first-out (“FIFO”) basis.

h)
Advances for vessels acquisition: Advances made to the Seller are classified as "Advances for vessel acquisition" until the date of the payment of the delivery installment, at which date the Company obtains the ownership of the vessel.

ASSETPLUS LIMITED
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

2.	Significant Accounting Policies- Continued

i)
Amortization of Leasehold Improvements: Amortization of leasehold improvements on leased vessels is computed utilizing the straight- line method over the lease term or the remaining useful life of the asset, whichever is shorter, after the assessment of any extension options included in the charter parties or any vessel purchase commitments in place. If the Company purchases the leased vessel prior to the end of the operating lease term, the Company recognizes the value of any unamortized capitalized leasehold improvement as an adjustment of the acquisition price.

j)
Deferred Financing Costs: Financing fees incurred for obtaining new loans and credit facilities are deferred and amortized over the term of the respective loan or credit facility using the straight-line method. The effect of using the straight-line method for amortizing financing fees incurred on new loans is not materially different from that obtained using the effective interest method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period in which the repayment or refinancing is made, subject to the guidance regarding Debt Extinguishment. Any unamortized balance of costs related to credit facilities repaid is expensed in the period. Any unamortized balance of costs relating to credit facilities refinanced is deferred and amortized over the term of the respective credit facility in the period in which the refinancing occurs, subject to the provisions of the accounting guidance relating to Changes in Line-of-Credit or Revolving-Debt Arrangements.

k)
Pension and Retirement Benefit Obligations - Crew: The vessel-owning companies included in the consolidated financial statements employ the crew on board, under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post-retirement benefits.

l)
Leases: Bareboat agreements which meet the criteria of ASC 840 as operating leases are recognized on a straight-line basis over the period of the agreement and are included under "Formation and administrative costs” in the accompanying consolidated statement of operations during the period that the vessels are under modification.

3.	Related Party Transactions

Transactions with Vega Offshore Management A.S.: On August 10, 2012 , the  Company appointed Vega Offshore Management A.S. (the “Commercial Manager”), a related party wholly-owned and controlled by Vega Resources Group A.S., to provide commercial management of the fleet, which includes entering into insurance contracts on behalf of the Company, seeking and negotiating employment of the vessels, arranging the provision of bunkers,  estimating and accounting of hire due from charters and assisting of the collection of any balances due to the Company.

The agreement with the Commercial Manager has a term of twenty four months, thereafter rolling, with two months’ notice of termination months, at a monthly management fee of $90,000. The management fees for the period from August 10 (date of incorporation) to September 30, 2012 amounting to $180,000, is presented under “Management fees – related party” in the accompanying consolidated statement of operations. The outstanding balance due to the Commercial Manager as of September 30, 2012 amounting to $90,000 is presented under “Due to related party” in the accompanying consolidated balance sheet.

4.            Advances for Vessel Acquisitions and Leasehold Improvements

On March 29, 2012, the PSV owners had entered into an MOA with the Seller for the acquisition of the PSVs under construction, at a purchase price of $12,050,000 for each of the vessels. The total amount advanced to the Seller until September 30, 2012 amounted to $10,410,000.

The Company and the Seller have entered into several addendums to the MOAs for the acquisition of the PSVs. Based on the terms of these addendums, the vessels Vega Crusader and Vega Corona were delivered to the Company on August 24, 2012 and September 11, 2012, respectively, under bareboat agreements with the Seller for a maximum period of twelve months at a daily charter rate of $3,000. Based on the MOAs, as amended, the sale of the PSVs will be completed upon payment of the final amounts due and the concurrent termination of the bareboat agreement. At that time, the Company will pay to the Sellers the delivery installments, amounting to $6,845,000 for each of the PSVs.

The amount charged under these bareboat agreements totaled $178,023 for the period August 10, 2012 (date of incorporation) to September 30, 2012, and is included under "Formation and administrative costs” in the accompanying consolidated statement of operations during the period that the vessels are under modification.

ASSETPLUS LIMITED
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

4.            Advances for Vessel Acquisitions and Leasehold Improvements - Continued

On August 22, 2012, the Company entered into an   MOA with the Seller for the acquisition of the OSRV Vega Juniz, at a purchase price of $12,460,000.  Based on several addendums subsequently signed by the Company, installments totaling $5,205,000 were payable by September 30, 2012.  These installments were not paid by September 30, 2012, and thus, an amount of   $5,205,000, representing the Company’s liability to the Seller is included under “Trade accounts payable” in the accompanying balance sheet.

The Vega Juniz was delivered to the Company in November 6, 2012, under a bareboat agreement with the Seller for a maximum period of twelve months at a daily charter rate of $1,000, and its sale will be completed upon payment of the final amounts due and the concurrent termination of the bareboat agreement. Subsequent to the period end date, all amounts due to the Seller were paid and legal ownership of the vessel was obtained (Note 11).

The amount presented under “Leasehold improvements”, amounting to $2,414,299 as of September 30, 2012 represents the cost of the improvements and modifications performed on the vessels, Vega Corona, Vega Crusader and Vega Juniz following their delivery from the Seller.

5.            Accrued Liabilities

The amounts presented in the accompanying consolidated balance sheet are analyzed as follows:

September 30, 2012

Deferred finance costs (Note 6)	1,003,000
Leasehold improvements	267,676
Total Accrued Liabilities	1,270,676

6.            Deferred Finance Costs

On September 4, 2012, the Company signed a commitment letter with DVB Group Merchant Bank (Asia) Ltd. (the “Lending Bank”), to provide financing for the acquisition of the Company’s PSVs.  The total amount committed, amounts to the lesser of the 65% of the aggregate fair value of the PSVs on delivery and $15,275,000. The amount of the drawdown is payable in twenty-four consecutive quarterly installments of $381,875 starting three months after the drawdown and a balloon payment of $6,110,000 payable together with the last installment.

The commitment letter also provides for a work fee of $200,000 payable to the Lending Bank, irrespective whether or not the loan facility agreement is signed.  The Company has accrued for this amount as finance costs within “Accrued liabilities” and “Deferred finance costs”  in the accompanying consolidated balance sheet.

Furthermore, on September 4, 2012, the Company signed a commitment letter with the Lending Bank, to provide financing for the acquisition of the Company’s OSRVs.  The total amount committed, amounts to the lesser of the 65% of the aggregate fair value of the OSRVs on delivery and $45,890,000, of which $15,340,000 represents the bank financing for the installation of oil spill recovery equipment. The amount of the drawdown is payable in twenty-four consecutive quarterly installments of $1,147,250 each, starting three months after the drawdown and a balloon payment of $18,356,000 payable together with the last installment.

ASSETPLUS LIMITED
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

6.            Deferred Finance Costs - Continued

The commitment letter also provides for work fee of $803,000 payable to the Lending Bank irrespective whether or not the loan facility agreement is signed.  The Company has accrued for this amount as finance costs and are included under “Accrued liabilities” and “Deferred finance costs.” in the accompanying consolidated balance sheet.

The amortization of deferred finance costs, which represent an asset of the Company as of September 30, 2012 will commence upon the drawdown of the loans using the effective interest rate method.

7.             Fair Value Measurements

In accordance with the requirements of accounting guidance of ASC 820 “Fair Value Measurements” the Company classifies and discloses assets and liabilities carried at fair value in one of the following categories:

Level 1:	Quoted market prices in active markets for identical assets and liabilities.
Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3:	Unobservable inputs that are not corroborated by market data.

The principal financial liabilities of the Company consist of trade accounts payables, accrued liabilities, due to manager, due to manager-related party and other non-current liabilities. The carrying values of trade accounts payable accrued liabilities, due to manager and due to manager-related party, are reasonable estimates of their fair value due to their short-term nature.

In accordance with the Shareholders Agreement, the Company will issue to the Controlling Shareholder and the Non-controlling Shareholder, a variable number of incentive rights (the “Incentive Rights”), provided that the annualized and adjusted for unforeseen events profit before depreciation, interest and income taxes of the Company for the year ending December 31, 2013 meets or exceeds the amount of $28,000,000 (the” Performance Obligation”). Each of these rights will represent the right to receive one share of common stock of the Company or its successor.  The number of the Incentive Rights which will be issued to the Controlling Shareholder and the Non-controlling Shareholder is dependent on the aggregate number of vessels that will be acquired by the Company.  The USD equivalent, of the shares awarded to the Controlling Shareholder and the Non-controlling Shareholder is presented below:

ASSETPLUS LIMITED
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

7.             Fair Value Measurements - Continued

Type of vessel	Controlling Shareholder	Non-controlling Shareholder
	USD	USD
PSV1	308,508	1,234,032
PSV2	308,508	1,234,032
OSRV1	322,996	1,291,984
OSRV2	322,996	1,291,984
OSRV3	322,996	1,291,984
OSRV4	322,996	1,291,984
Total	1,909,000	7,636,000

As of September 30, 2012 no fair value measurements for assets or liabilities under Level 1 and 2 were recognized in the Company's consolidated financial statements.

	Level 1:	Level 2:.	Level 3:

Non-current liabilities/Other non-current liabilities
Incentive Rights	-	-	6,227,906

The Company determined   the fair value of the Incentive Rights based on the estimated weighted average probability of 77.47%, that shares will be issued to its shareholders. The weighted average probability was determined taking into account various factors, such as the Company’s contracted revenue under the existing time charters, the budgeted operating expenses and the probability that the Company will exercise its options to acquire the additional two OSRVs.  The Company has used a discount rate of 10.11% representing the expected weighted average cost of capital.

Using this approach, an amount of $1,245,266, which is included under “Other non-current liabilities” in the Company’s accompanying consolidated balance sheet, represents the discounted value of the Company’s liability to its Controlling Shareholder as of September 30, 2012 with a corresponding charge recognized under “Other non-operating loss” in the accompanying consolidated statement of operations.

The fair value of the Non-controlling Shareholder Incentive Rights award as of September 30, 2012 amounts to  $4,982,640, which is included under “Other non-current liabilities” and has been recognized as “Intangible assets” as the Non-Controlling Shareholder contributed the six contracted time charter contracts without receiving any cash consideration.

8.             Share Capital and Additional Paid-in Capital

As of September 30, 2012, the Company had 10,000 shares of common stock authorized, issued and outstanding with a par value of €1.00 per share (USD equivalent  $1.285 per share)  which were issued on August 10, 2012. The holders of the shares are entitled to one vote on all matters submitted to a vote of shareholders owners and to receive dividends, if any.

Additional paid-in capital amounting to $12,384,238  as of September 30, 2012 represents the amounts paid -in by the Company’s shareholders in excess of the par value of their shares in order to finance the acquisition of the  Company’s fleet, the improvements and modifications in process on the PSVs and for working capital purposes.

ASSETPLUS LIMITED
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

9.            Commitments and Contingencies

The future minimum contracted revenues expected to be received over the non-cancellable period of the time charters with the Charterer (Note 1), based on the actual delivery dates for the two PSVs and the expected delivery date for  the one OSRV assuming no off-hire days,  including the mobilization fees payable to the Company by the Charterer, are as follows:

Period ending September 30

2013	18,315,850
2014	8,870,650
Total	27,186,500

The estimated future contracted revenues expected to be received over the Lease Term under the time charters with the Charterer (Note 1), based on the actual delivery dates for the two PSVs and the expected delivery date for the one OSRV assuming no off-hire days, , including the mobilization fees payable to the Company by the Charterer, provided that the Charterer will not exercise its option to early terminate the charter parties during the Lease Term , are as follows:

Period ending September 30

2013	18,315,850
2014	25,221,500
2015	25,221,500
2016	25,290,600
2017	8,801,550
Total	102,851,000

The Company’s capital commitments as of September 30, 2012, under the existing MOAs with the Seller are as follows:

Period ending September 30

2013	20,945,000
Total	20,945,000

On July 5, 2012, the PSV owners appointed Thome Offshore Management Pte. Ltd. (the “Technical Manager”), a third party, to provide overall technical and crew management of the PSVs, which includes entering into employment agreements with the crew on behalf of the Company, provision of competent personnel to supervise the maintenance and the efficiency of the vessels, including the dry docking of the vessels, arranging the provision of stores spares and lubricants, providing accounting services.

The agreement with the Technical Manager has a term of twelve months commencing upon the delivery of each of the vessel, thereafter rolling, with two months’ notice of termination, at a monthly management fee of $10,833.

On August 28, 2012, the OSRV owner entered into a management agreement with the Technical Manager. This agreement is subject to the same terms with the management agreements between the Technical Manager and the PSV owners.

There are no legal proceedings to which the Company or any of each subsidiary is a party as of the date of the financial statements.

ASSETPLUS LIMITED
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

9.            Commitments and Contingencies - Continued

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. Liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by Protection &Indemnity Club insurance.

10.          Income Taxes

The Company is not liable for income taxes in the country of its incorporation or in the country of the incorporation of its subsidiaries, as these jurisdictions do not impose taxes on international shipping income.

As the Company proceeds with making investments in various jurisdictions, tax considerations outside the Republic of Cyprus or Norway may arise. Although the Company intends to pursue tax-efficient investments, it may be subject to income tax, withholding tax, capital gains tax, and other taxes imposed by tax authorities in other jurisdictions. The Company, as of September 30, 2012, has not commenced operations and thus has no uncertain tax positions.

11.          Subsequent Events

On October 3, 2012, the Company advanced to the Seller an amount of $1,910,000 in accordance with the terms of the addendum to the MOA for the acquisition of Vega Juniz.

On October 5, 2012 the Company signed an advisory services agreement with Shipinvest Brokers Ltd (“Consultants”), a third party, to provide consulting services related to identifying, sourcing, negotiating, arranging the employment and / or sale or purchase of the Company’s assets.  The Consultants will receive a success fee of $ 250,000 related to the completion of a transaction with a third party, 1.25% in connection with employment arrangements and 1% in connection of sale and purchase activities. This contract has a duration of five years, thereafter rolling until mutual agreement to terminate.

On October 22, 2012, the shareholders of the Company entered into an addendum to the Shareholders Agreement, whereby it was agreed that the Company would proceed with the acquisition of the OSRV, Vega Emtoli, which is currently under construction. According to this addendum, the purchase price of this vessel is $16,600,000, including the estimated cost for the installation of the oil spill response equipment. At that date, the Non-controlling Shareholder transferred to the Company the shares of its 100% subsidiary, Vega Emtoli AS, buying company of the OSRV Vega Emtoli. On October 30, 2012 the Company deposited $1,090,000 in an escrow account in the joint names of the buyer of the OSRV Vega Emtoli, Vega Emtoli AS and the seller of the OSRV Vega Emtoli, Asian Offshore IV AS, the latter a third party, with respect to the acquisition of the vessel.  On December 28, 2012 the Company took delivery of the OSRV Vega Emtoli as an owner, following the payment of the final delivery installment due to  Asian Offshore IV AS.

On November 1, 2012 the Company signed a loan facility for senior secured debt (the “Mezzanine Senior Facility”) with Mezzanine Financing Investment III Ltd, a third party, for an amount of $ 16,800,000, offered with an Original Issue Discount of 16.7%, providing the Company with net proceeds of $ 14,000,000.

The Mezzanine Senior Facility was fully drawn (providing the Company with net funding proceeds of US$14,000,000 (after the application of the Original Issue Discount) on November 2, 2012 to partly finance the acquisition cost of Vega Juniz and for working capital purposes. As of the date hereof, the said facility has been fully repaid.  There are no remaining undrawn commitments under this facility.

The Mezzanine Senior Facility has been  refinanced in full by a subordinated term loan facility, dated November 23, 2012, entered into by and between Mezzanine Financing Investment III Ltd., as junior lender, and the Vega Corona AS, Vega Crusader AS, Vega Juniz AS and Vega Emtoli AS , as Borrowers, providing the Borrowers with a junior term loan for an amount of up to US$16,800,000, offered with an original issue discount of 16.7%, which shall provide the Borrowers with net funding proceeds of up to US$14,000,000 (“the Mezzanine Junior Facility”). Repayment installments will be based on a 10 year straight line amortization profile commencing on June 30, 2015. There are no remaining undrawn commitments under this facility.

ASSETPLUS LIMITED
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

11.          Subsequent Events - Continued

On November 2, 2012, the Company deposited $10,550,000 in an escrow account held to the order of the buyer of Vega Juniz, Vega Juniz AS representing the outstanding amount for the acquisition of the vessel Vega Juniz. This amount was released to the Seller on November 12, 2012.

On November 16, 2012, in order to fund a portion of the working capital requirements, the Company signed a short term working capital loan facility with Mezzanine Financing Investment III Ltd, for an amount of $ 6,000,000, offered with an Original Issue Discount of 16.7% providing the Company with net proceeds of $ 5,000,000 and is repayable within one year from its November 19, 2012 drawdown date for an amount of $ 6,742,570.

On November 23, 2012, the Company signed a senior secured loan agreement with the Lending Bank (the “Senior Debt Facility”) providing for a principal amount of up to $38,220,000 for partly financing the purchase of two PSVs (Vega Crusader and Vega Corona) and two OSRVs (Vega Juniz and Vega Emtoli).

The Senior Debt Facility has a six year term and bears interest at a rate of LIBOR plus 4%. It may be drawn against in up to six draw downs, comprised of four draw downs of up to $7,637,500 each for each of the Vega Crusader, Vega Corona, Vega Juniz and Vega Emtoli, plus two additional draw downs of up to $3,835,000 each for the oil recovery equipment to be installed on each of the Vega Juniz and Vega Emtoli.  The borrowers shall repay the facility in 24 consecutive quarterly installments commencing three months after the first drawdown, plus a balloon payment together with the last installment. The Company has drawn down an amount of $30,550,000 under the Senior Debt Facility, up to the date of the issuance of these consolidated financial statements.

On November 27, 2012 the Company took delivery of Vega Crusader as an owner, following the payment of the final delivery instalment due to the Seller and the concurrent termination of the bareboat agreement.

On November 29, 2012 the Company took delivery of Vega Corona as an owner, following the payment of the final delivery instalment due to the Seller and the concurrent termination of the bareboat agreement.

The Controlling Shareholder, subsequent to September 30, 2012, contributed to the Company through various cash transfers, an aggregate amount of $5,121,501, as part of its commitment in accordance with the shareholders agreement dated August 10, 2012 as amended and supplemented on September 18, 2012 and October 22, 2012.

Subsequent events have been evaluated through January 22, 2013, the date of issuance of these consolidated financial statements.

(b)           Pro Forma Information.

Item 10 (b) is hereby amended and supplemented as follows:

1.           The section “Unaudited Pro Forma Condensed Consolidated Financial Information” on page 136 – page 141 of the Offer to Purchase is hereby amended and restated as follows:

“UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

On December 5, 2012, Nautilus, Assetplus, and the Sellers, entered into the Share Purchase Agreement, pursuant to which Nautilus will acquire all of the issued and outstanding equity shares of Assetplus in exchange for consideration in the form of cash and newly issued Common Shares of Nautilus. Upon consummation of the Acquisition, Assetplus will become a wholly owned subsidiary of Nautilus. Assetplus currently directly owns all of the issued and outstanding shares of capital stock of four special purpose vehicle companies, referred to herein as the Vessel Owning Subsidiaries, as well as Vega Offshore. The Acquisition will provide Nautilus with indirect ownership of the assets of Vega Offshore and the Vessel Owning Subsidiaries, which include two PSVs and two OSRVs.

Since Nautilus is issuing cash and non-cash consideration to the Sellers of Assetplus and will retain control of the combined business through their control of the board of directors following the transaction, Nautilus has been identified as the “acquirer” for accounting purposes in this Acquisition transaction. The Acquisition transaction will be accounted for under the acquisition method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The unaudited condensed consolidated pro forma financial information of Nautilus and Assetplus has been prepared in accordance with Article 11 of Regulation S-X of the SEC, and is based on the historical financial statements of both Nautilus and Assetplus. The total GAAP purchase price of the Acquisition transaction will be allocated to Assetplus’s assets and liabilities based upon their fair values as of the date of the consummation of the transaction. The notes to the unaudited condensed consolidated pro forma financial information provide a more detailed discussion of how such adjustments were derived and presented in the unaudited condensed consolidated pro forma financial information. The allocation of the purchase price is dependent upon a final determination of the fair value of assets and liabilities as of the date of the consummation of the transaction. Accordingly, the pro forma purchase price adjustments are preliminary, subject to future adjustments and have been made solely for the purpose of providing the unaudited condensed consolidated pro forma financial information presented below. Final determinations of fair market value may differ materially from those presented herein.

The unaudited condensed consolidated pro forma financial information includes certain adjustments, which we believe to be reasonable, to give effect to the Acquisition and tender offer transaction, which are described in the notes below. The historical financial information has been adjusted to give effect to pro forma items that are: (1) directly attributable to the Acquisition transaction, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the consolidated results. The unaudited condensed consolidated pro forma balance sheet was prepared as if the Acquisition and tender offer transaction occurred as of July 31, 2012. The unaudited pro forma condensed consolidated statements of operations for the year ended October 31, 2011 and the nine months ended July 31, 2012 were prepared as if the Acquisition and tender offer transaction had occurred as of November 1, 2010. Although the reporting periods of Assetplus and its Subsidiaries and Nautilus are different, these are within the 93 days of each other and can be consolidated for pro forma financial information purposes.  This unaudited pro forma condensed consolidated financial information should be read in conjunction with the historical financial statements and related notes of Nautilus and Assetplus, which are both included in this Offer to Purchase.

The unaudited condensed consolidated pro forma financial information is provided for informational purposes only and is not necessarily indicative of the consolidated financial position or consolidated results of operations that would have occurred if the proposed Acquisition and tender offer transaction had been completed on July 31, 2012 in the case of balance sheet information, and on November 1, 2010 and carried forward through the nine months ended July 31, 2012 in the case of the statement of operations  information, nor are they necessarily indicative of the future consolidated operating results or financial position of  Nautilus. In addition, the unaudited condensed consolidated pro forma financial information does not purport to indicate the consolidated financial position or consolidated results of operations of any future date or any future period. The pro forma adjustments are preliminary, subject to change and are based upon available information and certain assumptions that Nautilus and Assetplus believe are reasonable on the date of this Offer to Purchase.

Unaudited Condensed Consolidated Pro Forma Balance Sheet as of July 31, 2012
(See accompanying Note 4--Unaudited Condensed Consolidated Pro Forma Balance Sheet Adjustments, for
additional footnote disclosure)

	Nautilus Marine Acquisition Corp. (Historical) as of July 31, 2012	Assetplus Limited (Consolidated Historical) as of September 30, 2012	Pro Forma Adjustments as a Result of the Acquisition transaction		Pro Forma Adjustments For Maximum Allowable Tender of Common Shares		Pro Forma Consolidated (Assuming Maximum Allowable Tender of Common Shares)

Assets
Cash and cash equivalents	$118,538	$—	$4,441,193	1	$6,710,895	16	$11,270,626	17
Restricted Cash held in trust	48,497,625	—	—		(48,497,625)	16	—
Prepaid expenses	22,130	16,005	—		—		38,135
Inventories	—	260,857	—		—		260,857
TOTAL CURRENT ASSETS	48,638,293	276,862	4,441,193		(41,786,730)		11,569,618
NON-CURRENT ASSETS
Goodwill (Note 3)	$—	$—	$14,327,401		$—		$14,327,401
Intangible assets, net	—	4,982,640			—		4,982,640
Vessels, net	—	—	61,000,000	2	—		61,000,000
Advances for vessel acquisitions	—	15,615,000	(15,615,000)	2	—		—
Leasehold improvements, net	—	2,414,299	(2,414,299)	2	—		—
TOTAL NON-CURRENT ASSETS	—	23,011,939	57,298,102		—		80,310,041
Deferred finance costs	—	1,003,000	420,000	3	—		1,423,000
TOTAL ASSETS	48,638,293	24,291,801	62,159,295		(41,786,730)		93,302,659
Liabilities
Trade accounts payable	$41,923	$6,026,456	$—		$—		$6,068,379
Accrued liabilities	—	1,270,676	2,304,000	4	—		3,574,676
Due to related parties	139,180	90,000	—		—		229,180
Deferred underwriting compensation	480,000	—	(480,000)	5	—		—
Derivative financial instruments	—	—	141,567	7	—		141,567
Accrued legal fees	100,000	—	(100,000)	6	—		—
Current portion of Long term Debt	—	—	6,866,500	8	—		6,866,500
TOTAL CURRENT LIABILITIES	761,103	7,387,132	8,732,067		—		16,880,302
NON-CURRENT LIABILITIES
Long Term Debt, net of current portion	—	—	42,553,500	8	—		42,553,500
Other non-current liabilities	—	6,227,906	—		—		6,227,906
TOTAL LIABILITIES	761,103	13,615,038	51,285,567		—		65,661,708
Common Shares subject to possible redemption	43,015,625	—	7,126,051	9	(43,015,625)	15	7,126,051
Common stock	600	12,850	(12,678)	10	(414)	15	358	17
Additional paid-in capital	5,230,546	12,384,238	5,015,597	11	1,229,309	15	23,859,690	17
Accumulated deficit	(369,581)	(1,720,325)	(1,255,242)	12	—		(3,345,148)
TOTAL SHAREHOLDERS’ EQUITY	4,861,565	10,676,763	3,747,677		1,228,895		20,514,900	17
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	48,638,293	24,291,801	62,159,295		(41,786,730)		93,302,659

Unaudited Condensed Consolidated Pro Forma Balance Sheet as of July 31, 2012
(See accompanying Note 4--Unaudited Condensed Consolidated Pro Forma Balance Sheet Adjustments, for
additional footnote disclosure)

	Nautilus Marine Acquisition Corp. (Historical) as of July 31, 2012	Assetplus Limited (Consolidated Historical) as of September 30, 2012	Pro Forma Adjustments		Pro Forma Adjustments (Assuming No Tender of Common Shares)		Pro Forma Consolidated (Assuming No Tender of Common Shares)

Assets
Cash and cash equivalents	$118,538	$—	$4,441,193	1	$48,497,625	13	$53,057,356	17
Restricted Cash held in trust	48,497,625	—	—		(48,497,625)	13	0
Prepaid expenses	22,130	16,005	—		—		38,135
Inventories	—	260,857	—		—		260,857
TOTAL CURRENT ASSETS	48,638,293	276,862	4,441,193		—		53,356,348
NON-CURRENT ASSETS
Goodwill (Note 3)	—	—	14,327,401		—		14,327,401
Intangible assets, net	—	4,982,640			—		4,982,640
Vessels, net	—	—	61,000,000	2	—		61,000,000
Advances for vessel acquisitions	—	15,615,000	(15,615,000)	2	—		—
Leasehold improvements, net	—	2,414,299	(2,414,299)	2	—		—
TOTAL NON-CURRENT ASSETS	—	23,011,939	57,298,102		—		80,310,041
Deferred finance costs	—	1,003,000	420,000	3	—		1,423,000
TOTAL ASSETS	48,638,293	24,291,801	62,159,295		—		135,089,389
Liabilities
Trade accounts payable	$41,923	$6,026,456	$—		$—		$6,068,379
Accrued liabilities	—	1,270,676	2,304,000	4	—		3,574,676
Due to related parties	139,180	90,000	—		—		229,180
Deferred underwriting compensation	480,000	—	(480,000)	5	—		—
Derivative financial instruments	—	—	141,567	7	—		141,567
Accrued legal fees	100,000	—	(100,000)	6	—		—
Current portion of Long term Debt	—	—	6,866,500	8	—		6,866,500
TOTAL CURRENT LIABILITIES	761,103	7,387,132	8,732,067		—		16,880,302
NON-CURRENT LIABILITIES
Long-Term Debt, net of current portion	—	—	42,553,500	8	—		42,553,500
Other non-current liabilities	—	6,227,906	—		—		6,227,906
TOTAL LIABILITIES	761,103	13,615,038	51,285,567		—		65,661,708
Common Shares subject to possible redemption	43,015,625	—	7,126,051	9	(43,015,625)	14	7,126,051
Common stock	600	12,850	(12,678)	10	-		772	17
Additional paid-in capital	5,230,546	12,384,238	5,015,597	11	43,015,625	14	65,646,006	17
Accumulated deficit	(369,581)	(1,720,325)	(1,255,242)	12	—		(3,345,148)
TOTAL SHAREHOLDERS’ EQUITY	4,861,565	10,676,763	3,747,677		—		62,301,630	17
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	48,638,293	24,291,801	62,159,295		—		135,089,389

Unaudited Condensed Consolidated Pro Forma Statements of Operations
for the Nine Months Ended July 31, 2012
(expressed in U.S. Dollars)
(See accompanying Note 5--Unaudited Condensed Consolidated Pro Forma Statements of Operations Adjustments, for
additional footnote disclosure)

	Nautilus Marine Acquisition Corp. (Historical) Nine-month period ended July 31, 2012	Assetplus Limited (Consolidated Historical) Period from August 10, 2012 (date of incorporation to September 30, 2012)		Pro Forma Adjustments		Pro Forma Consolidated
Statement of Operations Data:
Formation and administrative costs	$(327,812)		$(180,059)	$(439,395	) (1)	$(947,266)
Depreciation				(1,494,358	) (5)	(1,494,358)
Amortization						0
Management fees-related party	—		(180,000)			(180,000)
Operating loss	$(327,812)		$(360,059)	$(1,933,753)		$(2,621,624)
Finance costs	0		(115,000)	(2,186,204	) (3)	(2,301,204)
Miscellaneous income/(expense)	46,944		—	—		46,944
Other-non operating loss	—		(1,245,266)	—		(1,245,266)
Net loss (2)	$(280,868)		$(1,720,325)	$(4,119,957)		$(6,121,150)

Loss per share attributable to shareholders (*)
Basic and diluted	$(0.05)	$
Basic and diluted (assuming no tender of Common Shares)						$(0.74)
Basic and diluted (assuming maximum allowable tender of Common Shares)						$(1.46)

Weighted average shares outstanding: (*)
Basic and diluted	6,000,000
Basic and diluted (assuming no tender of Common Shares)						8,316,832
Basic and diluted (assuming maximum allowable tender of Common Shares)						4,179,532

Unaudited Condensed Consolidated Pro Forma Statements of Operations
for the Twelve Months Ended October 31, 2011
(expressed in U.S. Dollars)
(See accompanying Note 5--Unaudited Condensed Consolidated Pro Forma Statements of Operations Adjustments, for
additional footnote disclosure)

	Nautilus Marine Acquisition Corp. (Historical) Twelve-month period ended October 31, 2011	Assetplus Limited (Consolidated Historical)	Pro Forma Adjustments		Pro Forma Consolidated
Statement of Operations Data:
Formation and administrative costs	$(94,590)	$	$(571,720)	(1)	$(666,310)
Depreciation			(1,992,477)	(5)	(1,992,477)
Amortization			(3,812,616)	(4)	(3,812,616)
Management fees-related party	—		—		-
Operating loss	$(94,590)	$	$(6,376,813)		$(6,471,403)
Finance costs	—		(3,476,326)	(3)	(3,476,326)
Miscellaneous income/(expense)	5,877		—		5,877
Other-non operating loss	—		—		-
Net loss (2)	$(88,713)	$	$(9,853,139)		$(9,941,852)

Loss per share attributable to shareholders (*)
Basic and diluted	(0.03)	$
Basic and diluted (assuming no tender of Common Shares)					$(1.98)
Basic and diluted (assuming maximum allowable tender of Common Shares)					$(2.63)

Weighted average shares outstanding: (*)
Basic and diluted	2,700,165
Basic and diluted (assuming no tender of Common Shares)					5,016,997
Basic and diluted (assuming maximum allowable tender of Common Shares)					3,776,871

(*)  The basic and diluted earnings (loss) per share presented in the historical financial statements of Nautilus for the nine month period ended July 31, 2012 is computed by dividing the loss for the period amounting $280,868 by  a weighted average of 6,000,000 shares.

The basic and diluted earnings (loss) per share presented in the historical financial statements of Nautilus for the twelve month period ended October 31, 2011 is computed by dividing the  loss for the period amounting $88,713 by  a weighted average of 2,700,165 shares.

The pro forma basic and diluted earnings (loss) per share assuming no tender of Common Shares for the nine month period ended July 31, 2012 is computed by dividing the pro forma loss for the period amounting $6,121,150 by the following weighted average shares:  (i) 6,000,000 Common Shares of Nautilus (ii) 1,722,773 newly issuable Common Shares representing the Equity Consideration and (iii) the 594,059 Put Shares.

The pro forma basic and diluted earnings (loss) per share assuming maximum allowable tender of Common Shares for the nine month period ended July 31, 2012 is computed by dividing the loss for the period amounting $6,121,150, as presented in the pro forma statements of operations, by the following weighted average shares:  (i) 1,862,700 Common Shares not subject to redemption (ii) 1,722,773 newly issuable Common Shares representing the Equity Consideration and (iii)  the 594,059 Put Shares.

The pro forma basic earnings (loss) per share assuming no tender of Common Shares for the twelve month period ended October 31, 2011 is computed by dividing the pro forma loss for the period amounting $9,941,852, as presented in the pro forma statements of operations, by the following weighted average shares:  (i) 2,700,165 Common Shares of Nautilus (ii) 1,722,773 newly issuable Common Shares representing the Equity Consideration and (iii) the 594,059 Put Shares.

The pro forma basic earnings (loss) per share assuming maximum allowable tender of Common Shares  for the twelve month period ended October 31, 2011 is computed by dividing the pro forma loss for the period amounting $9,941,852, as presented in the pro forma statements of operations, by the following weighted average shares:  (i) 1,460,039 Common Shares of Nautilus (ii) 1,722,773 newly issuable Common Shares representing the Equity Consideration and (iii) the 594,059 Put Shares.

Note 1 —Description of transaction and basis of presentation:

Description of transaction

On December 5, 2012, Nautilus, Assetplus, and the Sellers, entered into the Share Purchase Agreement, pursuant to which Nautilus will acquire all of the issued and outstanding equity shares of Assetplus in exchange for consideration in the form of cash and newly issued Common Shares of Nautilus. The transaction is more fully described in this Offer to Purchase and should be read in conjunction with these unaudited condensed consolidated pro forma financial statements.

Assumptions

Pro forma adjustments giving effect to the Acquisition and tender offer transaction have been reflected in the unaudited condensed consolidated pro forma statements of operations assuming the transaction was completed on November 1, 2010 and carried forward to the nine-months period ended July 31, 2012 and are discussed in Note 5. The unaudited condensed consolidated pro forma statements of operations are not impacted by the number of the shares which will be finally tendered, accordingly only one such statement for each period is presented. Pro forma adjustments giving effect to the Acquisition and tender offer transaction have been reflected in the unaudited condensed consolidated pro forma balance sheet assuming the transaction was completed on July 31, 2012 and are discussed in Note 4. As the unaudited condensed consolidated pro forma balance sheet is significantly impacted by the number of the Common Shares which will be finally tendered, the unaudited condensed consolidated financial information includes two balance sheets, the first prepared on the basis of no tender of Common Shares and the second one, prepared on the basis of a maximum allowable tender of Common Shares.    With respect to the pro forma adjustments related to the unaudited condensed consolidated pro forma balance sheet, recurring and non-recurring adjustments are taken into consideration. With respect to the pro forma adjustments related to the unaudited condensed consolidated pro forma statements of operations, only adjustments that are expected to have a continuing impact on  the statements of operations are taken into consideration. Only adjustments that are factually supportable,  can be estimated reliably and are directly attributable to the Acquisition and tender offer transaction are taken into consideration in the unaudited condensed consolidated balance sheets and the unaudited condensed consolidated statements of operations.

In addition, the unaudited condensed consolidated pro forma financial statements are based on and should be read in conjunction with the following historical financial statements and accompanying notes of Nautilus and Assetplus for the applicable periods.

● Separate historical financial statements of Nautilus as of and for the year ended  October 31, 2011 and the related notes included in Nautilus’ Annual Report on Form 20-F for the year ended October 31, 2011;
● Separate historical unaudited interim financial statements of Nautilus as of and for the nine months ended July 31, 2012 and the related notes included in Nautilus’ Form 6-K filing for the period ended July 31, 2012; and
● Separate historical financial statements of Assetplus as of September 30, 2012 and for the period from the date of incorporation, August 10, 2012 until September 30, 2012 and the related notes.

Note 2—Estimated Acquisition Consideration

The following table summarizes the components of the preliminary purchase price, including assumption of Assetplus debt. The preliminary purchase price is subject to change based on finalization of the fair value of the Earn-Out Payment and Additional Earn-Out Payment described below at point (b). The Earn-Out Payment is contingent upon Nautilus achievement of consolidated EBITDA (defined as gross revenue minus commissions minus vessel operating expenses on an annualized basis) derived from the four-vessel fleet of two PSVs and two OSRVs for the fiscal year ending December 31, 2013 equal to or in excess of $18,000,000. The Additional Earn-Out Payment is contingent upon a) Assetplus acquisition of two additional OSRV vessels to service the two remaining Petrobras Time Charters, and b) Nautilus achievement of per additional vessel EBITDA for the fiscal ending December 31, 2013 equal to or in excess of $5,000,000 per additional vessel. As such, the purchase price is expected to be finalized during the first semester of the year ending December 31, 2014.

Cash Consideration	$7,150,000
Minus: Partial repayment of Mezzanine Facility by the Sellers upon the consummation of the Acquisition in accordance with the terms of the Share Purchase Agreement	(2,800,000)

Initial Stock Payment
Number of Nautilus Common Shares to be issued	1,722,773
multiplied by per share consideration of $10.10 as per share purchase agreement	10.10
	17,400,007

Fair Value of the Put Shares to be issued	7,126,051	(a)

Fair Value of the Earn-Out Payment and Additional Earn-Out Payment	6,227,906	(b)
Total estimated Acquisition Consideration transferred	$35,103,964

Debt assumed	52,220,000

Total estimated Acquisition Consideration	$87,323,964

(a)
Represents the fair value of the Put Shares as determined by Black-Scholes model. Because our units or other securities do not have a trading history, management has estimated, based upon a Black-Scholes model, that the fair value of the Put Option on the date of closing/merger would be approximately $1,126,052, using an underlying price for the common stock of $10.05 (average between the bid/ask price of $10.00 and $10.10 respectively), a remaining life of 6 months - pursuant to the Put Option, volatility of 38.1% and a risk-free rate of 0.301%. The expected volatility of approximately 38.1% represents the average implied volatility of the traded options of 5 US-listed offshore services companies

(b)
Represents the fair value of the Earn-Out Payment and the Additional Earn-Out Payment based on the estimated weighted average probability of 77.47% that shares of Nautilus will be issued to the former shareholders of Assetplus. The weighted average probability was determined taking into account various factors, such as the contracted revenue under the existing time charters, the budgeted operating expenses and the probability that Assetplus will exercise its options to acquire the additional two OSRVs. A discount rate of 10.11% was used, representing the expected weighted average cost of capital.

Note 3—Estimated Acquisition Consideration Allocation

The following table summarizes the preliminary allocation of the preliminary acquisition consideration to identifiable net assets acquired with the excess recorded as goodwill.

Total estimated Acquistion Consideration transferred	$35,103,964	(a)
Book Value of Net Assets Acquired (historical)	(10,676,763)
Equity contribution of the shareholders of Assetplus	(5,121,501)	(c)
Fair Value Adjustment to Vessels, net	6,249,607	(b)
Write- off of liabilityfor Earn-Out Payment and Additional Earn-Out Payment taken over by Nautilus	(6,227,906)	(d)
Repayment of Assetplus Working Capital Facility	(5,000,000)
Goodwill	$14,327,401

The allocation shown above is based on preliminary estimates of fair value of Assetplus’s assets and liabilities. Once final valuations are performed, the acquisition consideration allocation may differ materially from the estimates noted above.

(a)	Refer to Note 2 for details related to the calculation of the "Total estimated Acquisition Consideration transferred"

(b)
The amount of $6,249,607 represents the difference between the fair market value of Assetplus vessels of $61,000,000, which reflect the valuation obtained from an independent third party seabroker and their respective pro forma carrying amount of these vessels amounting to $67,249,607 as of July 31, 2012.

(c)
It includes $5,121,501 representing the equity contribution of the shareholders of Assetplus subsequent to September 30, 2012 as part of their commitment in accordance with the shareholders agreement dated August 10, 2012 as amended and supplemented on September 18, 2012 and October 22, 2012. The Purchase Consideration between the shareholders of Assetplus and Nautilus was negotiated on the basis of the committed amount.

(d)
Represents the fair value of the Earn-Out Payment and the Additional Earn-Out Payment based on the estimated weighted average probability of 77.47% that shares of Nautilus will be issued to the former shareholders of Assetplus. The weighted average probability was determined taking into account various factors, such as the contracted revenue under the existing time charters, the budgeted operating expenses and the probability that Assetplus will exercise its options to acquire the additional two OSRVs. A discount rate of 10.11% was used, representing the expected weighted average cost of capital. The amount which is presented as an existing liability of Assetplus to its shareholders under the terms of the Shareholders Agreement, under “Other non-current liabilities” in the consolidated balance sheet of Assetplus as of September 30, 2012 is replaced by the Contingent Consideration which is part of the Purchase Price set forth in the Share Purchase Agreement.

Note 4 —Unaudited Condensed Consolidated Pro Forma Balance Sheet Adjustments:

(1)	Represents the following adjustments to cash and cash equivalents:

▪
an increase of $52,220,000, representing the draw-down of the available cash under the Senior Debt Facility and the Mezzanine Facility  which will be assumed by Nautilus upon the consummation of the Acquisition and thus is part of the Acquisition Consideration;

▪
an increase of $5,000,000 representing the draw-down of the available cash under the Working Capital Facility, which will be repaid by Nautilus upon the consummation of the Acquisition with the issuance of 594,059 redeemable shares at $11.35 each (the Put Shares) to Mezzanine Financing  in accordance with the terms of the respective agreement between the two parties, in  effect of the business combination between Nautilus and Assetplus;

▪
an increase of $5,121,501 representing the equity contribution of the shareholders of Assetplus subsequent to September 30, 2012 as part of their commitment in accordance with the shareholders agreement dated August 10, 2012 as amended and supplemented on September 18, 2012 and October 22, 2012. The Purchase Consideration between the shareholders of Assetplus and Nautilus was negotiated on the basis of the committed amount;

▪
a decrease of $580,000 for the payment of $ 480,000 of deferred underwriting fees and $100,000 of legal fees that relate to the IPO of Nautilus and which are payable upon the consummation of the Acquisition;

▪
a decrease of $49,220,308 representing the installments paid to the sellers of the vessels and the modification costs incurred by Assetplus  subsequent to September 30, 2012, for the acquisition of the 2 PSVs and 2 OSRVs. This pro forma adjustment has been performed on the basis that the Acquisition Consideration was negotiated assuming that Assetplus would own a total of four vessels, including time charters. Accordingly the unaudited condensed consolidated balance sheets have been prepared assuming that the 2 PSVs and the 2 OSRVs were acquired by July 31, 2012 ;

▪	a decrease of $530,000 for certain transaction costs payable at the closing of the Acquisition in accordance with the terms of the agreements between Nautilus and its service providers;

▪	a decrease of $7,150,000 for the Cash Payment to the Sellers in connection with the Acquisition, and

▪	a decrease of $420,000 with respect to the payment of the loan arrangement fees relating to the Mezzanine Facility, which will be assumed by Nautilus upon the consummation of the Acquisition.

(2)	Represents the following adjustments in vessels, net:

▪
an increase of $49,220,308, representing the installments paid to the sellers of the vessels and the modification costs incurred by Assetplus for the acquisition of the 2 PSVs and 2 OSRVs. The inclusion of this pro forma adjustment in the pro forma balance sheet has been performed on the basis that the Acquisition Consideration was negotiated assuming that Assetplus would own a total of four vessels with their contracts, including time charters;

▪
an increase of $15,615,000, representing the reclassification from advances for vessel acquisitions which are presented in the historical financial statements of Assetplus as of September 30, 2012, in effect of the acquisition of the 2 PSVs and the 2 OSRVs;

▪
an increase of $2,414,299, representing the reclassification  from the leasehold improvements which are presented in the historical financial statements of Assetplus as of September 30, 2012, in effect of the acquisition of the 2 PSVs and the 2 OSRVs, and

▪
a decrease of $6,249,607, representing the fair value adjustment performed in effect of the business combination between Nautilus and Assetplus. This amount is calculated as the difference between the book value of the 2 PSVs and the 2 OSRVs amounting to $67,249,607 and the fair value of these vessels amounting to $61,000,000.  The fair value reflects the value of the 2 PSV and the 2 OSRV vessels on a time charter free basis, as of November 21, 2012 and December 21, 2012 respectively, obtained from an independent third party shipbroker.

(3)	Represents the payment of $420,000, with respect to the loan arrangement fees relating to the Mezzanine Facility, which will be assumed by Nautilus upon the consummation of the Acquisition.

(4)	Represents the accrual of transaction costs of $2,304,000, the payment of which can be deferred in accordance with the terms of the agreements with the service providers of Nautilus.

(5)	Represents a decrease of $480,000 relating to the deferred underwriters fees of the IPO of Nautilus that will be paid upon the consummation of the Acquisition.

(6)	Represents a decrease of the deferred Nautilus IPO legal fees of $100,000 which will be paid upon the consummation of the Acquisition.

(7)
Represents the fair value of the Put Right on the 542,700 shares subject to the Lock-Up Option Agreements with certain Restricted Investors, amounting to $141,567, recognized in accordance with ASC 480-10 “Distinguishing Liabilities from Equity- Overall” and ASC 815-10 “Derivatives and Hedging – Overall”, as the issuance of the Put Right is directly attributable to the Acquisition. The fair value of the Put Shares was determined by using the Black-Scholes model. Because our units or other securities do not have a trading history, management has estimated, based upon a Black-Scholes model, that the fair value of the option on the date of closing/merger would be approximately $141,567, using an underlying price for the common stock of $10.05 (average between the bid/ask price of $10.00 and $10.10 respectively), a remaining life of 12 business days - pursuant to the Put Option, volatility of 38.1% and a risk-free rate of 0.301%. The expected volatility of approximately 38.1% represents the average implied volatility of the traded options of 5 US-listed offshore services companies.

(8)	Represents the following adjustments to the current portion of the long term debt and the long term debt, net of current portion:

▪
an increase of $52,200,000 representing the draw-down of the available cash under the Senior Debt Facility, and the Mezzanine Facility, which will be assumed by Nautilus upon the consummation of the Acquisition;

▪
an increase of $5,000,000 representing the draw-down of the available cash under the Working Capital Facility, which will be repaid by Nautilus upon the consummation of the Acquisition with the issuance of 594,059 redeemable shares at $11.35 each (the Put Shares) to Mezzanine Financing, in full satisfaction of (i) the $5,000,000 in loan proceeds drawn down by Assetplus on November 19, 2012 pursuant to the Working Capital Facility agreement dated as of November 16, 2012, by and between Assetplus and Mezzanine Financing, and (ii) all interest and original issue discount amounts on such loan;

▪
a decrease of $5,000,000 representing  the repayment of the Working Capital Facility, through the issuance of 594,059 redeemable shares at $11.35 each (the Put Shares) of Nautilus as presented in the above, and

▪
a decrease of $2,800,000 relating, to the partial repayment of the Mezzanine Facility from the Sellers upon the consummation of the Acquisition in accordance with the terms of the Share Purchase Agreement.

(9)
Represents the fair value of the 594,059 redeemable shares at $11.35 each (the Put Shares) which will be issued to Mezzanine Financing, upon the consummation of the Acquisition, in full satisfaction of (i) the $5,000,000 in loan proceeds drawn down by Assetplus on November 19, 2012 pursuant to the Working Capital Facility agreement dated as of November 16, 2012, by and between Assetplus and Mezzanine Financing, and (ii) all interest and original issue discount amounts on such loan, in  effect of the business combination between Nautilus and Assetplus.

(10)	Represents the following adjustments in the common stock:

▪	an increase of $172, representing the par value of the Equity Consideration, and

▪	a decrease of $12,850, representing the elimination of the Common stock of Assetplus, in effect of the business combination between Nautilus and Assetplus.

(11)	Represents the following adjustments in the additional paid-in capital:

▪	An increase of $17,399,835, representing the value of the Equity Consideration in excess of the par value of the shares;

▪
an increase of $5,121,501 representing the equity contribution of the shareholders of Assetplus subsequent to September 30, 2012 as part of their commitment in accordance with the shareholders agreement dated August 10, 2012 as amended and supplemented on September 18, 2012 and October 22, 2012. The Purchase Consideration between the shareholders of Assetplus and Nautilus was negotiated on the basis of the committed amount, and

▪	a decrease of $17,605,739, representing the elimination of the additional paid- in capital of Assetplus, in effect of the business combination between Nautilus and Assetplus.

(12)	Represents the following adjustments to the accumulated deficit:

▪	an increase of $2,834,000, to record transaction costs directly related to the Acquisition;

▪	a decrease of $1,720,325 representing the elimination of the accumulated deficit of Assetplus, in effect of the business combination between Nautilus and Assetplus, and

▪
an increase of $141,567 representing , the fair value of the Put Right on the 542,700 shares subject to the Lock-Up Option Agreements with certain Restricted Investors, as the issuance of the Put Right is directly attributable to the Acquisition.

(13)
Represents the increase of $48,497,625 to cash and cash equivalents, and decrease of $48,497,625 to restricted cash held in Nautilus’s Trust Account that will be available for the consummation of the Acquisition, transaction costs and the operating activities of Assetplus following the Acquisition.

(14)
Represents the elimination of Common Shares subject to redemption pursuant to the Acquisition.  The assumption is that no holders validly tender their Common Shares and the entire amount is reclassified as permanent equity.

(15)
Reflects the elimination of the Common Shares subject to possible redemption of $43,015,625, assuming the maximum allowable tender of Common Shares with a corresponding decrease of $414  in common stock, representing the par value of the 4,137,300 Common  Shares tendered and an increase of $1,229,309 in  additional paid in capital due to this tender. .

(16)	Represents the following adjustments to the cash and cash equivalents:

▪	an increase of $48,497,625, to reflect the release of the restricted cash held in the Trust Account to cash and cash equivalents, and

▪	a decrease of $41,786,730 to reflect the redemption of 4,137,300 Common Shares subject to redemption at $10.10 per share.

(17)
Assuming a tender of half of the maximum allowable number of Common Shares (or 2,068,650 Common Shares), cash and cash equivalents would be $32,263,991 common stock would  be $565, additional paid-in capital would be $44,752,848 and the total shareholders’ equity (excluding the value of the Put Shares amounting to $7,126,051) would  be $41,408,265, as of July 31, 2012.

Note 5 – Unaudited Condensed Consolidated Pro Forma Statements of Operations Adjustments:

(1)	Reflects the following adjustments to formation and administrative costs:

▪
a decrease of $7,500 per month as a result of expiration of the Administrative Services Agreement with Fjord NEPA upon consummation of the Acquisition, which amounts to $90,000 for the twelve months ended October 31, 2011 and $67,500 for the nine months ended July 31, 2012, and

▪
an increase of $661,720 for the twelve months ended October 31, 2011 and $506,894 for the nine months ended July 31, 2012 with respect to the Employment Agreements and Consultancy Agreements between Nautilus and Donava Holdings S.A. and Ramada Holdings Inc., companies owned and controlled by Messrs. Tsirigakis and Syllantavos respectively, for work to be performed by them outside of Greece, subsequent to the consummation of the Acquisition. Each of the Employment and Consulting Agreements has an initial term of five years. The aggregate annual executive compensation pursuant to these consultancy and employment agreements amounts to $480,000 and €140,000, respectively. The amount of the employment compensation for the year ended October 31, 2011 has been translated using an average exchange rate during that period of $1.399 to €1.0 and for the nine months ended July 31, 2012 using an average exchange rate during that period of $1.298 to €1.0. The average exchange rate was computed using the average of prevailing exchange rates as of the end of each month during the reporting period as reported by the European Central Bank.

(2)
Assumes no provision for income taxes on the pro forma adjustments related to Nautilus due to Nautilus’ statutory income tax rate of 0% as a Marshall Islands business company. Also assumes that Assetplus, as a result of the Acquisition, will not be subject to U.S. federal income tax because it will be a wholly owned limited liability company of Nautilus, and thus, disregarded as an entity separate from Nautilus (a foreign corporation that is not engaged in U.S. trade or business).

(3)
Reflects the estimated interest expense assuming an actual 3month LIBOR of 0.3105%, plus a 4% margin, applicable for the Senior Debt Facility of $38,220,000 and a 10% interest rate applicable for the Mezzanine Facility of $16,000,000, discounted down to $14,800,000. In addition, the pro forma adjustment in finance costs includes the non-cash amortization of the deferred finance costs and the original debt discount, based on the effective interest rate method. The calculation of the estimated finance costs assumes that the Senior Debt Facility and the Mezzanine facility were drawn down on November 1, 2010 and carried forward through the year ended October 31, 2011 and the nine months ended July 31, 2012, respectively. A change of 0.125% (12.5 basis points) in the estimated interest rate, will cause pro forma finance costs under the Senior Debt Facility to change by $31,817 and $46,617 for the nine months ended July 31, 2012 and the year ended October 31, 2011, respectively.

This pro forma adjustment has been performed on the basis that the Purchase Consideration was negotiated based on the assumption that Assetplus would own a total of four vessels, including time charters, and would be obligated to repay the related indebtedness according to its existing repayment terms.

(4)
Reflects the amortization expense of the intangible assets acquired, attributable to the fair value of the 4 time charters which will be served by the 2 PSVs and the 2 OSRVs the acquisition of which is part of the Acquisition transaction, over a period of one year, as the Charterer, has the option of early terminating the time charter after the passage of 365 days, providing a 45 days- notice.

(5)
Reflects the depreciation expense calculated on the fair value of the 2 PSVs and the 2 OSRVs, the acquisition of which is part of the Acquisition transaction, assuming the acquisition date of the vessels to be November 1, 2010, calculated on a straight line basis, assuming a useful life of 30 years from the date of the construction and a residual value of $200 per lightweight ton. The fair value reflects the value of the 2 PSV and the 2 OSRV vessels on a time charter free basis, as of November 21, 2012 and December 21, 2012 respectively,obtained from an independent third party shipbroker.

(6)
The pro forma statements of operations for the twelve month period ended October 31, 2011 and the nine month period ended July 31, 2012 are not affected by the number of the Common Shares subject to redemption which will be finally been tendered. Accordingly, no pro forma statements of operations are presented to account for the minimum or the maximum allowable tender of Common Shares subject to redemption.

(7)
The pro forma statements of operations have not been adjusted for transaction costs totaling $2,975,567, which include $141,567 representing , the fair value of the Put Right on the 542,700 shares subject to the Lock-Up Option Agreements with certain Restricted Investors, as the issuance of the Put Right is directly attributable to the Acquisition as these are considered non-recurring charges. Seaborne will be entitled to receive $325,000 in fees for financial advisory services which is also included in the transaction costs as it is directly attributable to the Acquisition. These costs will be expensed upon consummation of the Acquisition transaction.

Item 11. Additional Information.

(a)         Other Material Information Agreements, Regulatory Requirements and Legal Proceedings

Item 11(a) is hereby amended and supplemented as follows:

1.           The third sentence of the section entitled “Additional Material Related Agreements” on page 65 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“Certain of the Additional Material Related Agreements, including those agreements described under the headings (i) First Equity Incentive Plan, (ii) Exclusive Option Agreement, (iii) Lock-Up Option Agreement, (iv) Standby Facility, (v) Irrevocable Standby Facility and (vi) Promissory Notes were filed as exhibits to Nautilus’s Form 6-K, dated December 7, 2012.”

2.           The last sentence of the first paragraph under the heading “Standby Facility” on page 70 of the Offer to Purchase is hereby replaced with the following sentence:

“Any amounts borrowed pursuant to the Standby Facility will be interest-free to the Company.”

3.           The last sentence of the first paragraph under the heading “Irrevocable Standby Facility” on page 70 of the Offer to Purchase is hereby replaced with the following sentence:

“Any amounts borrowed pursuant to the Irrevocable Standby Facility will be interest-free to the Company.”

(b)          Other Material Information

Item 11(b) is hereby amended and supplemented as follows:

1.           The following is inserted as the third risk factor on page 21 of the Offer to Purchase:

“If we fail to meet all applicable Nasdaq Capital Market requirements and Nasdaq determines to delist our common stock, the delisting could adversely affect the market liquidity of our common stock, impair the value of your investment,  adversely affect our ability to raise needed funds and subject us to additional trading restrictions and regulations.

Our Common Shares and Warrants are listed on Nasdaq. In order to maintain that listing, we must satisfy minimum financial and other requirements. On January 11, 2013, we received a letter from Nasdaq, which stated a determination by Nasdaq that we are not in compliance with Nasdaq’s continued listing requirement to maintain a minimum of 300 public holders under Nasdaq Rule 5550(a)(3).  However, based on a review by the Nasdaq staff of information submitted by us relating to the Acquisition, the Nasdaq staff granted us an extension of time, until February 15, 2013, to complete such acquisition and to demonstrate compliance with all the requirements for initial listing following the business combination as described in Listing Rule IM-5101-2.

Pursuant to our articles of incorporation, we will be required to liquidate if we cannot consummate the acquisition of Assetplus or another business combination prior to February 14, 2013. With the extension granted by Nasdaq, it is expected that our Common Shares will continue to be listed on Nasdaq during such period.

As mentioned above, when we consummate the Acquisition, we are required to comply with Nasdaq’s initial listing standards, which are more rigorous than Nasdaq’s continued listing requirements. We cannot assure you that we will continue to be able to meet those listing requirements.

If we fail to meet all applicable Nasdaq requirements and Nasdaq delists our securities from trading on its exchange, we expect our securities could be quoted on the Over-The-Counter Bulletin Board (“OTCBB”) or the “pink sheets.” If this were to occur, we could face significant material adverse consequences, including:

▪	a limited availability of market quotations for our securities;
▪	reduced liquidity for our securities;
▪
a determination that our Common Shares are “penny stock” which will require brokers trading in our Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

▪	a limited amount of news and analyst coverage; and
▪	a decreased ability to issue additional securities or obtain additional financing in the future.

Furthermore, The National Securities Markets Improvement Act of 1996 (“NSMIA”), which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our Common Shares and Warrants are listed on Nasdaq, they are covered securities for the purpose of NSMIA. If our securities were no longer listed on Nasdaq and therefore not “covered securities”, we would be subject to regulation in each state in which we offer our securities.”

2.           The following risk factor is hereby inserted as the last risk factor on the bottom of page 35 of the Offer to Purchase, in the subsection titled “Risk Related to the Transactions”:

“Upon consummation of the Acquisition, we will establish a new staggered board structure, which may inhibit a takeover of us, limit the price investors may be willing to pay in the future for our Common Shares and could entrench management.

Upon consummation of the Acquisition, amendment No. 1 to our Bylaws will become effective and cause our board of directors to be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. As a result, at a given annual meeting, only a minority of the board of directors may be considered for election. Our implementation of “staggered board” may not only prevent our shareholders from replacing a majority of our board of directors at any given annual meeting, it may also inhibit a takeover of us, limit the price investors may be willing to pay in the future for our Common Shares, entrench management and discourage unsolicited shareholder proposals that may be in the best interests of shareholders.”

3.           The risk factor titled “Assetplus currently relies exclusively … Assetplus’s financial results” on page 26 of the Offer to Purchase under the subheading “Risks Related to Assetplus’s Business and Industry” is hereby amended and restated as follows:

“Assetplus currently relies exclusively on a single customer, Petrobras, and the loss of Petrobras or their not accepting Assetplus’s vessels, would have a material adverse impact on Assetplus’s financial results.

Assetplus has a single customer, Petrobras, for its current operative fleet, and it is subject to significant risks associated with having a single customer for its services. If Petrobras terminates, suspends or seeks to renegotiate the time charters for Assetplus’s vessels, imposes significant penalties, does not accept Assetplus’s vessels (of which, two OSRVs are expected to be delivered pursuant to their respective Time Charters in the first quarter of 2013) or ceases doing business, Assetplus’s results of operations and cash flows would be materially adversely affected.”

4.           The following is hereby inserted following the risk factor entitled “Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of a vessel’s useful life our revenue will decline, which would adversely affect our business, results of operations and financial condition.” on page 38 of the Offer to Purchase:

“In order to meet our ongoing obligations and grow our business following the closing of the Acquisition, particularly if we are left with little or no funds in our Trust Account following the completion of the Offer, we may be required to raise additional capital, which may be unavailable to us or, even if obtained, may not be on terms acceptable to us, may cause dilution to our existing shareholders or place significant restrictions on our ability to operate.

In order to meet our ongoing obligations following the consummation of the Acquisition, and given our desire to grow our business following the Acquisition, we will very likely need to seek additional equity or debt financing to provide the capital required to maintain or expand our operations.  The need for additional financing will be greater if we are left with little or no funds in our Trust Account following payment of the aggregate Acquisition Consideration.

There is a risk that we will be unable to raise sufficient additional capital on acceptable terms, or at all, to meet our post-Acquisition goals.  If such financing is not available on satisfactory terms, or is not available at all, we may be required to delay, scale back or eliminate the development or implementation of business opportunities and our operations and financial condition may be materially adversely affected.

Debt financing, if obtained, may involve agreements that include liens on our assets; covenants limiting or restricting our ability to take specific actions, such as incurring additional debt or issuing equity securities; and could increase our expenses and require that our assets be provided as a security for such debt, among others.  We would also be required to repay debt financing regardless of our operating results.

If we raise additional capital by issuing equity securities, the percentage ownership of our existing shareholders will be reduced, and accordingly these shareholders may experience substantial dilution.  We may also issue equity securities that provide for rights, preferences and privileges senior to those of our Common Shares.

If we do not have sufficient capital to fund our operations and expenses or to grow our business as anticipated, we may be forced to delay or abandon such projects, and therefore we may not be able to achieve or maintain competitiveness, which could cause an adverse effect on our results of operations and public stock price.”

5.           The sentence “Assetplus expects to deliver its two PSVs and two OSRVs to their Petrobras Time Charters in the fourth quarter 2012 and first quarter 2013, respectively” appearing on each of pages 40, 65 and 132 of the OTP, is hereby amended and restated as follows:

“Assetplus has delivered its two PSVs to their Petrobras Time Charters, and further expects to deliver its two OSRVs to their Petrobras Time Charters in the first quarter 2013.”

6.           Each of the: (i) tenth and eleventh sentences under the subheading “Information about Assetplus” on page 40 of the Offer to Purchase; (ii) second paragraph under the subheading “Vessel Delivery and MOAs” on page 65 of the Offer to Purchase; (iii) the third and fourth sentences under the subheading “Time Charters Without Vessels” on page 66 of the Offer to Purchase; and (iv) the first and second full sentences on the top of page 133 of the Offer to Purchase, are hereby amended and  restated as follows:

“Under the terms of the OSRV Time Charters for which Assetplus has not yet delivered vessels, as of January 14, 2013, Petrobras has the right to terminate such Time Charters. However, management expects that Petrobras will extend the cancellation date of such Time Charters for an additional period of five months. Vega Offshore expects to receive extensions in the form similar to the non-cancellation letters Petrobras has provided to Vega Offshore for Vega Crusader and Vega Corona.”

7.           The second paragraph on page 51 of the Offer to Purchase is hereby amended and restated as follows:

“On November 6, 2012, the board of directors of Nautilus held a special meeting. At this meeting, Mr. Tsirigakis provided the board with a synopsis of the proposed transaction, including information regarding Assetplus and certain proposed arrangements with the Restricted Investors. The Company’s board considered whether pursuing the acquisition of Assetplus, and in connection therewith, an agreement with the Restricted Investors to support such acquisition, was in the best interest of the Company and its shareholders.  The board considered the limitations imposed upon the Company pursuant to its Articles of Incorporation, which permits the consummation of a business transaction only if no more than approximately 88% of the Common Shares sold in the Company’s IPO exercise their redemption rights.  The board also considered how entry into agreements with the Restricted Investors to lock-up and not tender their shares in the Offer, in exchange for a post-combination put right, would facilitate the acquisition by securing the commitment of key existing institutional investors.  The board also considered that the entry into such agreements would benefit the Company’s business purpose of consummating the transaction by demonstrating to other shareholders that certain existing institutional investors found the transaction attractive enough to forego their redemption rights.  After due consideration, the board advised management that it was in the best interest of the Company and its shareholders to pursue the Lock-up Option Agreements with the Restricted Investors.  After further discussion, the Nautilus board unanimously authorized the officers of Nautilus to continue to negotiate and execute the LOI with Assetplus and the Sellers, and take further action as necessary to consummate a business transaction with Assetplus.”

8.   The tenth paragraph on page 51 of the Offer to Purchase is hereby amended and restated as follows:

“On November 19, 2012, the Nautilus board held a special meeting to discuss the Transaction. During the meeting, the board carefully considered whether the Transaction terms were reasonable and whether the Transaction was in the best interests of Nautilus and its shareholders. The board fully recognized that its analysis was based on assumptions that may or may not ultimately be realized, or that they might not be realized in the time or manner as initially provided, but nonetheless believed, and believes, that the business of Assetplus is attractive and that whatever assumptions may change, the fundamental Assetplus business and strategy was and would be viable.

In particular with respect to the above mentioned assumptions, the Company’s management presented its board with data compiled by the Company’s financial advisors consisting solely of economic data and the trading metrics and parameters of comparable public companies operating in the offshore sector, each as derived from publicly available data.  The board was also presented by management with certain financial analyst research reports of public companies operating in the offshore sector.  After reviewing such research reports and the associated valuation methodologies, the board concluded that the most appropriate valuation metric to consider on which to base its decision was the ratio of enterprise value (EV) to earnings before interest tax, depreciation and amortization (EBITDA).  Further, the board received management’s calculation of the expected EBITDA for a typical operating quarter and thereby the expected annualized EBITDA, which was based on certain assumptions of customary metrics for Assetplus including: (i) the operating expenses as quoted by Thome, the third party technical managers for the Assetplus vessels, (ii) the number of operating days, (iii) the vessel utilization assumptions, (iv) the expected off-hire and (v) the drydocking durations.  The board questioned and considered the appropriateness of management’s assumptions and received comfort on management’s determination of the expected annualized EBITDA.

The board noted that the total acquisition price of Assetplus was estimated to be below 4.5 times the expected annualized EBITDA based on the information then available to them, and subject to the accuracy of the underlying assumptions.  It further noted that the average EV/EBITDA ratio of the comparable public companies was 7.3 times.  The board noted that even allowing for error in any of the assumptions the acquisition of Assetplus occurs at significant discount and that there was sufficient valuation room, or arbitrage, as compared with the publicly traded comparables.

Following these discussions, the board unanimously approved the Transaction and authorized the officers of Nautilus to negotiate and execute definitive documents for the Transaction, including the Share Purchase Agreement.”

9.           The following is added as the last sentence of the section entitled “Certain Benefits of Nautilus’s Directors and Officers and Others in the Transaction “ on page 53 of the Offer to Purchase:

“Additionally, upon consummation of the Transaction, the underwriters of Nautilus’s IPO will be entitled to receive $480,000 of deferred underwriting commissions, EGS will be entitled to receive $100,000 of deferred legal fees and Seaborne will be entitled to receive $325,000 in fees for financial advisory services.” Mr. Argyropoulos, one of the post-Transaction directors of the Nautilus, is also a party to a consultancy agreement pursuant to which he serves in his capacity as a managing director of Seaborne.”

10.        The following amends and restates the second sentence under the subheading “Management of Nautilus Following the Acquisition” on page 59 of the Offer to Purchase as follows:

“At Closing, Nautilus shall appoint three members to the Board, including Mr. Anthony Argyropoulos (a managing director of Seaborne, one of the Company’s financial advisors), Mr. Savvas Georghiades, and Mr. Alexandros Gotsopoulos.”  Management intends to terminate the agreement with Seaborne upon the closing of this Offer.

11.         The Section “Sources of Debt Financing for the PSVs and OSRVs” starting on page 63 of the Offer to Purchase is hereby amended and restated as follows:

“SOURCES OF DEBT FINANCING FOR THE PSVs AND OSRVs

 Senior Debt Facility

On November 23, 2012 Assetplus, through its Vessel Owning Subsidiaries, as Borrowers, entered into a senior secured loan agreement with DVB Merchant Bank Asia Limited (the “Senior Debt Facility”) providing for a principal amount of up to $38,220,000 for partly financing the purchase of two PSVs (Vega Crusader and Vega Corona) and two OSRVs (Vega Juniz and Vega Emtoli). The Senior Debt Facility will be assumed by Nautilus upon the consummation of this Offer.

The Senior Debt Facility has a six year term and bears interest at a rate of LIBOR plus 4%. It may be drawn against in up to six draw downs, comprised of four draw downs of up to $7,637,500 each for each of the Vega Crusader, Vega Corona, Vega Juniz and Vega Emtoli, plus two additional draw downs of up to $3,835,000 each for the oil recovery equipment to be installed on each of the Vega Juniz and Vega Emtoli. Therefore, an aggregate of up to $11,472,500 is available pursuant to the Senior Debt Facility for each of the Vega Juniz and Vega Emtoli.

The draw downs for each of the Vega Juniz and Vega Emtoli are conditioned on the Vega Crusader and Vega Corona having been accepted by Petrobras. The draw downs for the oil recovery equipment for each of the Vega Juniz and Vega Emtoli are conditioned on producing to the Senior Lender a certificate by ABS evidencing the respective vessel has been classed as “Oil Recovery Vessel”.

The loans under the Senior Debt Facility are divided into four tranches: Ship A Tranche, Ship B Tranche, Ship C Tranche and Ship D Tranche.  The Senior Debt Facility requires the Borrowers to repay the loans as follows:

(a) the Ship A Tranche by 24 consecutive three-monthly installments of $190,937.50 each together with a balloon installment of $3,055,000 payable at the same time as the twenty fourth and final such installment;

(b) the Ship B Tranche by consecutive three-monthly installments of $190,937.50 each together with a balloon installment of $3,055,000 payable at the same time as the twenty fourth and final such installment;

(c) the aggregate of the Ship C Tranches by 24 consecutive three-monthly installments of $286,812.50 each together with a balloon installment of $4,589,000 payable at the same time as the twenty fourth and final such installment; and

(d) the aggregate of the Ship D Tranches by 24 consecutive three-monthly installments of $286,812.50 each together with a balloon installment of $4,589,000 payable at the same time as the twenty fourth and final such installment.

The loans under the Senior Debt Facility are secured by liens and mortgages on substantially all the assets of Assetplus and each Vessel Owning Subsidiary, including the vessels owned thereby.

Pursuant the Senior Debt Facility each of Assetplus and each Vessel Owning Subsidiary has undertaken to comply with certain customary covenants, including the maintenance of certain ratios of debt to actual earnings and anticipated earnings; the maintenance of collateral securing each loan tranche that has a fair market value of between 125 percent and 167 percent of the loans secured by such collateral and refraining from taking certain actions, including amending any subordinated loan agreement or related security documents, declaring dividends or distributions, or entering into mergers, except as permitted by the agent for the senior lenders, with the authorization of the majority lenders.

The Senior Debt Facility provides for customary events of default, the occurrence of which would permit the senior lenders to accelerate and declare due and payable the loans under the Senior Debt Facility, including any default by Assetplus or any Vessel Owning Subsidiary under any financial indebtedness in the amount of $250,000 or more individually or $500,000 in aggregate; any consent necessary to enable any Vessel Owning Subsidiary or bareboat charterer, to own, operate or charter the vessel owned by it or to enable any Vessel Owning Subsidiary or any affiliate thereof to comply with any material provision of the Senior Debt Facility or any related agreement is not granted, expires without being renewed, is revoked or becomes liable to revocation or any condition of such a consent is not satisfied; and  a time charter or any other charter in respect of a vessel for a period (inclusive of any extension option) in excess of 12 months is cancelled, terminated, rescinded or suspended or otherwise ceases to remain in full force and effect for any reason.

 Nautilus, upon closing, will take over the operating earnings accounts of all Vessel Owning Subsidiaries having an aggregate minimum restricted cash balance of $2,600,000 as is stipulated by the terms of the Senior Debt Facility.

Mezzanine Debt Facility

Pursuant to a “Loan Facility Agreement”, dated 1st November 2012, entered into by and between Mezzanine Financing and Vega Juniz AS, as Borrower (the “Mezzanine Senior Facility”), for an amount up to US$16,800,000, offered with an Original Issue Discount of 16.7%, which has provided the Borrower with net funding proceeds of up to US$14,000,000.

The Mezzanine Senior Facility was fully drawn (providing the Borrower with net funding proceeds of US$14,000,000 (after the application of the Original Issue Discount) on November 2, 2012 to partly finance the acquisition cost of Vega Juniz and for working capital purposes. As of the date hereof, the said facility has been partially repaid and the principal amount outstanding has been reduced to $9,800,000. There are no remaining undrawn commitments under this facility.

The Mezzanine Senior Facility has been partially refinanced, and will gradually be refinanced in full by a subordinated term loan facility, dated November 23, 2012, entered into by and between Mezzanine Financing, as junior lender, and the Vessel Owning Subsidiaries, as Borrowers, providing the Borrowers with a junior term loan for an amount of up to US$16,800,000, offered with an original issue discount of 16.7%, which shall provide the Borrowers with net funding proceeds of up to US$14,000,000 (“the Mezzanine Junior Facility”).

The amounts repaid under the Mezzanine Senior Facility are being re-advanced by Mezzanine Financing (after the application of the Original Issue Discount) to the relevant owning companies as junior secured advances (with Mezzanine obtaining 2nd priority mortgages on each of the four vessels ranking behind the senior secured lender) pursuant to the Mezzanine Junior Facility.  As of the date hereof, there is $7,000,000 owed under the Mezzanine Junior Facility.

The loans under the Mezzanine Junior Facility are divided into four tranches:  Ship A, Ship B, Ship C, and Ship D.  The loans under the Mezzanine Junior Facility are secured by liens and mortgages on substantially all the assets of Assetplus and each Vessel Owning Subsidiary, including the vessels owned thereby, which liens and mortgages are subordinated to the liens and mortgages granted to the senior lenders under the Senior Debt Facility.

The Mezzanine Junior Facility bears interest at an annual rate of 10% and shall be repaid by 40 equal consecutive quarterly installments commencing on June 30, 2015.

Pursuant the Mezzanine Junior Facility each of Assetplus and each Vessel Owning Subsidiary has undertaken to comply with certain customary covenants, including the maintenance of certain ratios of debt to actual earnings and anticipated earnings, the maintenance of collateral securing each loan tranche that has a fair market value of not less than 111 percent of the loans secured by such collateral, and refraining from taking certain actions, including amending any subordinated loan agreement or related security documents, declaring dividends or distributions, or entering into mergers, except as permitted by Mezzanine Financing.

Working Capital Facility

In order to fund a portion of the working capital requirements, Assetplus entered into a short term working capital loan facility agreement with Mezzanine Financing on November 16, 2012 to provide a debt facility for a principal amount of up to $6,000,000 (the “Working Capital Facility”) with an Original Issue Discount of 16.7%, thus providing Assetplus with net funding proceeds of $5,000,000.

The Working Capital Facility is to be repaid within one year from its November 19, 2012 drawdown with such repayment amount being set  at $6,742,570 including principal, interest, OID and transaction costs. However, in the case of change of control of the Borrower, the Borrower is obliged to immediately prepay the Working Capital Facility.

Furthermore, the Put Shares will be covered by the six month Put Option, exercisable by Mezzanine Financing during the Notice Period (requiring no less than 60 days prior written notice), which notice is deliverable no earlier than the last day of the four month period following the consummation of this Offer.  Upon valid exercise of the Put Option, Nautilus will purchase up to all 594,059 Put Shares from Mezzanine Financing at the Put Option Value (a price of $11.35 per Common Share in cash, equal to an aggregate of $6,742,570 if the Put Option is validly exercised for all Put Shares). The Notice Period will allow Nautilus to attempt to arrange for the Put Sale, pursuant to which Mezzanine Financing will receive the Put Option Value (with Nautilus contributing to Mezzanine Financing the shortfall, if any, between the actual proceeds from the Put Sale and the Put Option Value). If Nautilus is unable to complete a Put Sale during the Notice Period, Nautilus shall purchase the Put Shares from Mezzanine Financing at the Put Option Value on the final day of the Notice Period.

12.         The first sentence of the first paragraph under the heading “Vessel Delivery and MOAs” on page 65 of the Offer to Purchase is hereby amended and restated as follows:

“Assetplus, through its wholly owned Vessel Owning Subsidiaries, has taken delivery under its ownership of two (2) PSVs (Vega Crusader and Vega Corona) and two OSRVs (Vega Juniz and Vega Emtoli).”

13.         The last paragraph under the heading “Vessel Delivery and MOAs” on page 65 of the Offer to Purchase is hereby amended and restated as follows:

“Assetplus, intends to identify and control either through direct purchase or charter an additional two (2) vessels to service the remaining two (2) OSRV Petrobras Time Charters for which it has not yet secured vessels. Either Assetplus, before the Acquisition, or the Company, following the Acquisition, expects to purchase these two additional OSRV vessels to service the remaining Time Charters. In connection to these additional OSRV purchases, Assetplus and the Company would need to secure debt financing. Neither Assetplus nor the Company has secured any related debt financing commitments from financial institutions to date, thus they may not be able to complete the purchase of the two additional OSRVs until such financing is arranged.”

14.         The first paragraph under the heading “Vessels” on page 111 of the Offer to Purchase is hereby amended and restated as follows:

“Assetplus indirectly owns four vessels, consisting of two PSVs (Vega Crusader, Vega Corona) and two OSRVs (Vega Juniz and Vega Emtoli). Assetplus has delivered its two PSVs to their Petrobras Time Charters, and further expects to deliver its two OSRVs to their Petrobras Time Charters in the first quarter 2013. The following table provides summary information about the PSVs and OSRVs.”
15.         The following is hereby inserted as the last paragraph under the heading “Vessels” in the Section “Business of Assetplus” on page 111 of the Offer to Purchase:

“Dry Docking

The vessels acquired and expected to be acquired by Assetplus are not scheduled to be drydocked for the first five years of their life in accordance with applicable Class rules.”

16.         The table immediately subsequent to the first paragraph under the heading “Vessels” in the Section “Business of Assetplus” on page 111 of the Offer to Purchase is hereby replaced with the following:

Vessel Name(1)	Vessel Type	Size (dwt)	Year Built	Brake |Horse Power	Gross Charter Rate ($ per day)	Type/ Term(3)
Vega Corona	PSV	1,400	2012	5,150	20,950	4 years + 4 optional years
Vega Crusader	PSV	1,400	2012	5,150	21,950	4 years + 4 optional years
Vega Juniz	OSRV	1,400	2012	5,150	26,200	4 years + 4 optional years
Vega Emtoli	OSRV	1,400	2012	5,150	26,200	4 years + 4 optional years

17.         The following is hereby inserted as the second paragraph under the heading “Relationship with Petrobras” in the Section “Business of Assetplus” on page 112 of the Offer to Purchase:

“While we believe it will be useful to retain Vega Offshore AS, a company affiliated with Vega Resource AS as the commercial manager of the vessels given its relationship with Petrobras, we do not believe that the Company will be materially reliant on this relationship. As discussed below, Vega Offshore Management AS is contracted as Assetplus' commercial manager for a period of 2 years from August 10, 2012. The input of Vega Offshore Management AS to maintain the relationship with Petrobras is expected to be reduced over time as the Company develops its own organization, in-house expertise and direct relationship with the various charterers.”

18.         The following hereby amends and restates the subsection titled “Lack of Compensation, Fees” on page 153 of the Offer to Purchase as follows:

“Lack of Compensation, Fees

Other than reimbursable out-of-pocket business expenses payable to our officers and directors, and the $7,500 per month payable to Fjord NEPA (Greece), an affiliate of certain of our Insiders, for office space and general and administrative services, no compensation, reimbursements, cash payments or fees, will be paid to our officers or directors (directly or indirectly) prior to our consummation of a business transaction. After our initial business transaction, members of our management team who remain with us may be paid consulting, management or other fees from the combined company.  In addition, Seaborne, one of our financial advisors and will be entitled to payment of fees in cash associated with financial advisory services related to the Transaction in the event the Acquisition occurs.  Mr. Argyropoulos one of the post-Transaction director of Nautilus, is also party to a consultancy agreement pursuant to which he serves in the capacity as a managing director of Seaborne and will not directly receive any fees payable to Seaborne or otherwise in connection with the consummation of the Transaction, although he may receive ongoing salary or discretionary bonuses out of Seaborne’s liquidity, which may include proceeds from the fees payable to Seaborne for the financial advisory services related to the Transaction.”

19.         The following is inserted as the last paragraph in the section “Certain Relationships and Related Transactions” on page 153 of the Offer to Purchase:

“Services Agreement

On December 1, 2011, Nautilus entered into a Services Agreement (the “Services Agreement”) with Seaborne Capital Advisors Ltd. (“Seaborne”), whose managing director and founder is Mr. Anthony Argyropoulos, who will serve as Nautilus’ director following the Acquisition.

Pursuant to the Services Agreement, Seaborne agreed to provide certain financial advisory services to Nautilus in return for an annual retainer of $36,000 (to be paid quarterly) and a fee (the “Transaction Fee”) equal to 0.375% of the “transaction value” of any transaction (i) which is reviewed by the Company after the date of the Services Agreement or (ii) which is reviewed by Seaborne at the request of the Company, including prospective debt and equity financings. The Transaction Fee is limited to 0.25% for any portion of the transaction value that exceeds $120,000,000. The Services Agreement may be terminated by either party upon written notice, provided that Seaborne is entitled to the most recent quarterly payment, a $18,000 termination fee and the Transaction Fee for any existing transaction that closes prior to the one year anniversary of such termination.

Nautilus intends to terminate this agreement upon the closing of the Offer.”

20.         Beginning on the cover page and throughout the Offer to Purchase, whenever the amount of the Restricted Investors’ shareholding of Locked-up Shares are set forth, such amounts are hereby amended and restated to correct a typographical error and to read as follows: “439,500, 32,600, 54,300, and 16,300 Common Shares”.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAUTILUS MARINE ACQUISITION CORP.

By:	/s/ Prokopios (Akis) Tsirigakis
Prokopios (Akis) Tsirigakis
President

Date:  January 22, 2013.

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated December 7, 2012.
(a)(1)(B)*	Letter of Transmittal To Tender Common Shares.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(A)*	Press Release dated December 7, 2012.
(a)(5)(B)*	Investor Presentation dated December 7, 2012.
(a)(5)(C)*	Revised Presentation Materials as of December 20, 2012.
(a)(5)(D)*	Press Release dated January 4, 2013
(a)(5)(E)	Press Release dated January 22, 2013
(d)(1)*
Underwriting Agreement, dated July 14, 2011, by and between Nautilus Marine Acquisition Corp. and Maxim Group, LLC, as representative of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(2)*
Warrant Agreement dated July 20, 2011, by and between American Stock Transfer & Trust Company and Nautilus Marine Acquisition Corp. (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(3)*
Investment Management Trust Agreement dated July 14, 2011, by and between American Stock Transfer & Trust Company and Nautilus Marine Acquisition Corp. (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(4)*
Registration Rights Agreement dated July 14, 2011, by and between Nautilus Marine Acquisition Corp., Orca Marine Corp., Astra Maritime Inc., Fjord Management SA, Nicolas Bornozis, Alexandros Argyros, and Styllanos Anastopoulosand (incorporated by reference to Exhibit 10.2 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(5)*
Letter Agreement dated July 14, 2011, by and between Nautilus Marine Acquisition Corp. and Orca Marine Corp., Astra Maritime Inc., Fjord Management SA, Nicolas Bornozis, Alexandros Argyros, and Styllanos Anastopoulosand (incorporated by reference to Exhibit 10.3 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(6)*
Amendment No. 2 to the Warrant Subscription Agreement dated July 14, 2011 by and between Nautilus Marine Acquisition Corp. and Orca Marine Corp., Astra Maritime Inc., Fjord Management SA, Nicolas Bornozis, Alexandros Argyros, and Styllanos Anastopoulosand (incorporated by reference to Exhibit 10.4 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(7)*
Administrative Services Agreement dated June 1, 2011 by and between the Nautilus Marine Acquisition Corp. and Fjord Nepa (Greece) (incorporated by reference to Exhibit 4.9 to the Form 20-F filed by Nautilus Marine Acquisition Corp. on February 16, 2012).

(d)(8)*
Second Amended and Restated Articles of Incorporation of Nautilus Marine Acquisition Corp. (incorporated by reference to Exhibit 3.1 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(9)*	Certificate of Correction of Nautilus Marine Acquisition Corp. (incorporated by reference to Exhibit 1.2 to the Form 20-F filed by Nautilus Marine Acquisition Corp. on February 16, 2012).
(d)(10)*
Share Purchase Agreement, by and among Nautilus Marine Acquisition Corp., Assetplus Limited, Vega Resources Group AS, and Oil & Gas Ships Investors Limited, dated December 5, 2012 (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(11)*
Form of Lock-up with Put Agreement, entered into by and between Nautilus Marine Acquisition Corp. and certain investors, dated on November 12, 2012 (incorporated by reference to Exhibit 4.4 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(12)*	Form of Amendment to Bylaws (incorporated by reference to Exhibit 1.1 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).
(d)(13)*	First Equity Incentive Plan (incorporated by reference to Exhibit 4.2 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).
(d)(14)*
Standby Facility, dated December 5, 2012, established by Astra Maritime Inc. and Orca Marine Corp. in favor of Nautilus Marine Acquisition Corp. (incorporated by reference to Exhibit 4.5 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(15)*
Irrevocable Standby Facility, dated December 5, 2012, established by Astra Maritime Inc. and Orca Marine Corp. in favor of Nautilus Marine Acquisition Corp. (incorporated by reference to Exhibit 4.6 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(16)*
Amended and Restated Promissory Note dated December 5, 2012, issued to Prokopios (Akis) Tsirigakis in the amount of $60,000 (incorporated by reference to Exhibit 4.7 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(17)*
Amended and Restated Promissory Note dated December 5, 2012, issued to George Syllantavos in the amount of $60,000 (incorporated by reference to Exhibit 4.8 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(18)*
Promissory Note dated December 5, 2012, issued to George Syllantavos in the amount of $70,000 (incorporated by reference to Exhibit 4.9 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(19)*
Promissory Note dated December 5, 2012, issued to Prokopios (Akis) Tsirigakis in the amount of $70,000 (incorporated by reference to Exhibit 4.10 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(20)*
Exclusive Option Agreement, dated November 7, 2012, by and between Nautilus Marine Acquisition Corp. and Vega Resource Group AS (incorporated by reference to Exhibit 4.3 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(g)	Not applicable.
(h)	Not applicable.

* Previously filed.